Hawaiian Electric Exhibit 99.1

Terms that are not defined in this Exhibit 99.1 have the definitions of such terms as set forth in the 2022 Annual Report on Form 10-K to which this Exhibit is attached and into which this Exhibit is incorporated by reference.
PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Executive officers of Hawaiian Electric
The executive officers of Hawaiian Electric are listed below. Hawaiian Electric executive officers serve from the date of their initial appointment until the next annual appointment of officers by the Hawaiian Electric Board, and thereafter are appointed for one-year terms or until their successors have been duly appointed and qualified or until their earlier resignation or removal. Hawaiian Electric executive officers may also hold offices with Hawaiian Electric subsidiaries.

Name	Age	Business experience for last 5 years and prior positions with Hawaiian Electric and its affiliates
Shelee M. T. Kimura	49
Hawaiian Electric President and Chief Executive Officer since 1/22
·  Hawaiian Electric Senior Vice President, Customer Service and Public Affairs 3/21 to 12/21
·  Hawaiian Electric Senior Vice President, Customer Service, 2/19 to 3/21
·  Hawaiian Electric Senior Vice President, Business Development & Strategic Planning, 1/17 to 2/19
·  Hawaiian Electric Vice President, Corporate Planning & Business Development, 5/14 to 1/17
·  HEI Director, Investor Relations, Strategic Planning & Budget, 11/09 to 5/14
·  HEI Manager, Corporate Finance and Investments, 8/04 to 11/09

Jimmy D. Alberts	62
Hawaiian Electric Senior Vice President and Chief Operations Officer since 1/22
·  Hawaiian Electric Senior Vice President, Operations, 3/21 to 12/21
·  Hawaiian Electric Senior Vice President, Business Development & Strategic Planning, 2/19 to 3/21
·  Hawaiian Electric Senior Vice President, Customer Service, 8/12 to 2/19
·  Prior to joining the Company:  Kansas City Power & Light, Vice President – Customer Service, 2007-12

Jason E. Benn	51
Hawaiian Electric Senior Vice President and Chief Information Officer since 8/21
·  Hawaiian Electric Vice President Information Technology Services and Chief Information Officer, 8/17 to 8/21
·  Hawaiian Electric Vice President and Acting Chief Information Officer, 5/17 to 7/17
·  Hawaiian Electric Manager, Information Technology Services, 8/10 to 5/17
·  Hawaiian Electric Director, Information Assurance, 10/07 to 8/10
·  Hawaiian Electric IT Program Manager, 4/06 to 9/07
·  Hawaiian Electric Senior IT Infrastructure Analyst, 12/01 to 4/06
·  Hawaiian Electric Supervisor, Network & Technical Support, 8/01 to 12/01
·  Hawaiian Electric Supervisor, Desktop Services, 7/00 to 8/01
·  Hawaiian Electric Infrastructure Analyst, 9/97 to 7/00

Colton K. Ching	55	Hawaiian Electric Senior Vice President, Planning & Technology since 1/17
·  Hawaiian Electric Vice President, Energy Delivery, 1/13 to 1/17
·  Hawaiian Electric Vice President, Systems Operation & Planning, 8/10 to 12/12
·  Hawaiian Electric Manager, Corporate Planning Department, 8/08 to 8/10
·  Hawaiian Electric Director, Strategic Initiatives, 12/06 to 8/08
·  Hawaiian Electric Director, Transmission Planning Division, 2/05 to 12/06
·  Hawaiian Electric Senior Planning Engineer, 4/00 to 2/05
·  Hawaiian Electric Electric Engineer II, 9/96 to 4/00
·  Hawaiian Electric Designer II, 1/94 to 9/96
		· Hawaiian Electric Designer I, 1/91 to 1/94

Name	Age
Tayne S. Y. Sekimura	60	Hawaiian Electric Senior Vice President, Chief Financial Officer and Treasurer since 8/21
·  Hawaiian Electric Senior Vice President and Chief Financial Officer, 9/09 to 8/21
·  Hawaiian Electric Senior Vice President, Finance and Administration, 2/08 to 9/09
·  Hawaiian Electric Financial Vice President, 10/04 to 2/08
·  Hawaiian Electric Assistant Financial Vice President, 8/04 to 10/04
·  Hawaiian Electric Director, Corporate & Property Accounting, 2/01 to 8/04
·  Hawaiian Electric Director, Internal Audit, 7/97 to 2/01
·  Hawaiian Electric Capital Budgets Administrator, 5/93 to 7/97
·  Hawaiian Electric Capital Budgets Supervisor, 10/92 to 5/93
· Hawaiian Electric Auditor (internal), 5/91 to 10/92
Joseph P. Viola	56	Hawaiian Electric Senior Vice President, Customer, Legal and Regulatory Affairs since 1/22
·  Hawaiian Electric Vice President, Regulatory and Business Strategies, 3/21 to 12/21
·  Hawaiian Electric Vice President, Regulatory Affairs, 2/14 to 2/21
·  Hawaiian Electric Manager, Legal Department, 2/09 to 1/14
·  Hawaiian Electric Lead Associate General Counsel, 11/07 to 2/09
· Hawaiian Electric Associate General Counsel, 8/00 to 11/07
Hawaiian Electric Board of Directors
The directors of Hawaiian Electric are listed below. Hawaiian Electric directors are elected annually by HEI, the sole common shareholder of Hawaiian Electric, after considering recommendations made by the HEI Nominating and Corporate Governance Committee. Below is information regarding the business experience and certain other directorships for each Hawaiian Electric director, together with a description of the experience, qualifications, attributes and skills that led to the Hawaiian Electric Board’s conclusion at the time of the 2022 Form 10-K, to which this Hawaiian Electric Exhibit 99.1 is attached, that each of the directors should serve on the Hawaiian Electric Board in light of Hawaiian Electric’s current business and structure.
James A. Ajello, age 69, Hawaiian Electric director since 2020
Hawaiian Electric Audit & Risk Committee Member since May 2020
Business experience since 2018
•Director, Dimension Renewable Energy, since February 23, 2022
•Senior Vice President Finance, Chief Financial Officer and Treasurer, Portland General Electric (NYSE: POR), since January 1, 2021
•Senior Advisor, Portland General Electric (NYSE: POR), November 1, 2020 - December 31, 2020
•Executive Vice President and Chief Financial Officer, Hawaiian Electric Industries, Inc. (HEI), August 2013 - April 2017
•Executive Vice President, Chief Financial Officer and Treasurer, HEI, June 2011 - July 2013
•Senior Vice President, Chief Financial Officer and Treasurer, HEI, January 2009 - June 2011
•Director, American Savings Bank (subsidiary of HEI), 2017-2020
•Director, Crius Energy Trust (TSX: KWH), 2012-2019
Skills and qualifications for Hawaiian Electric Board service
•18 years of executive leadership, financial oversight, risk management, investor relations, tax, accounting, financial and SEC reporting and strategic planning experience from serving as EVP and CFO of HEI, serving as President of Reliant Energy Solutions LLC and Senior Vice President and General Manager of Commercial & Industrial Marketing and Senior Vice President - Business Development of Reliant Energy, Inc.
•14 years of banking industry experience from serving as Managing Director and Head of UBS Chicago and its corporate banking unit, as well as head of UBS’s North American project finance team. Duties focused on corporate finance, capital markets and M & A.
•In-depth knowledge of issues facing American Savings Bank gained from 9 years as EVP and CFO of American Savings Bank's parent company, HEI, and 3 years serving on American Savings Bank board of directors.
•Hawaii business and leadership experience from his 7 years of service as a Trustee on the Hawaii Pacific University Board and his 9 years as EVP and CFO of HEI.

Kevin M. Burke, age 61, Hawaiian Electric director since 2018
Hawaiian Electric Audit & Risk Committee Member since May 2019
Business experience since 2018
•Chief Marketing Officer, Square, Inc., 2015 - 2019
•Chief Marketing Officer, Visa, Inc., 2012 - 2014
Skills and qualifications for Hawaiian Electric Board service
•Executive management, leadership and strategic planning skills from his prior service as Chief Marketing Officer for Square, Inc., where he was responsible for driving brand leadership, customer acquisition, overall product and business growth, as well as from his 10 years as a senior executive for Visa, Inc., where he was responsible for transforming Visa’s marketing organization and overseeing key strategic initiatives which included global campaigns.
•Extensive finance and investment expertise gained through his positions at Visa, Inc., where he set overall investment strategy and directed investment of a budget of over $800 million across more than 70 markets, including emerging markets.
•Substantial experience working across a range of industries, including financial services, technology and energy gained from his over 30 years in the marketing industry, including serving as President of JWT San Francisco (marketing and communications agency).
•Skilled business leader who has built and led high-performing organizations from start-up to establishing regional as well as global markets, including founding a successful full-service advertising agency that focused on emerging digital brands.
Timothy E. Johns, age 66, Hawaiian Electric director since 2005; Chairman since January 1, 2020
Hawaiian Electric Audit & Risk Committee Member since 2006, Chair since 2010
HEI Nominating and Corporate Governance Committee, Non-Voting Representative since 2019
HEI Executive Committee, Non-Voting Representative since 2020
HEI Compensation & Human Capital Management Committee, Non-Voting Representative since 2020
Business experience since 2018
•President and Chief Executive Officer, Zephyr Insurance Company, Inc. (hurricane insurance provider in Hawaii), since 2018
•Chief Consumer Officer, Hawaii Medical Service Association (leading health insurer in Hawaii), 2011 - 2017
Skills and qualifications for Hawaiian Electric Board service
•Executive management, leadership and strategic planning skills developed over three decades as a businessperson and lawyer, and currently as President and Chief Executive Officer of Zephyr Insurance Company.
•Business, regulatory, financial stewardship and legal experience from his prior roles as Chief Consumer Officer of HMSA, President and Chief Executive Officer of the Bishop Museum, Chief Operating Officer for the Estate of Samuel Mills Damon (former private trust with assets valued at over $900 million prior to its dissolution), Chairperson of the Hawaii State Board of Land and Natural Resources, Director of the Hawaii State Department of Land and Natural Resources and Vice President and General Counsel at Amfac Property Development Corp.
•Corporate governance knowledge and familiarity with financial oversight and fiduciary responsibilities from his prior experience overseeing the HMSA Internal Audit department, as a director for The Gas Company LLC (now Hawaii Gas) and his current service as a trustee of the Parker Ranch Foundation Trust (charitable trust with assets valued at over $250 million), as a director and Audit Committee Chair for Parker Ranch, Inc. (largest ranch in Hawaii with significant real estate assets), as a director and Audit Committee member for Grove Farm Company, Inc. (privately-held community and real estate development firm operating on the island of Kauai) and on the board of Kualoa Ranch, Inc. (private ranch in Hawaii offering tours and activity packages to the public).
Shelee M. T. Kimura, age 49, Hawaiian Electric director since 2022
Business experience since 2018
•Hawaiian Electric President and Chief Executive Officer since January 2022
•Hawaiian Electric Senior Vice President, Customer Service and Public Affairs March 2021 - December 2021

•Hawaiian Electric Senior Vice President, Customer Service, February 2019 - March 2021
•Hawaiian Electric Senior Vice President, Business Development & Strategic Planning, January 2017 - February 2019
•Hawaiian Electric Vice President, Corporate Planning & Business Development, May 2014 - January 2017
Skills and qualification for Hawaiian Electric Board Service
•Executive management, leadership and strategic planning skills from the wide range of leadership roles at Hawaiian Electric and HEI over the last 17 years including her current role as President and Chief Executive Officer of Hawaiian Electric.
•Operational leadership and extensive customer relations experience which includes all stakeholders from institutional investors and rating agencies to customers, communities, regulators, government and union gained from her roles at HEI and Hawaiian Electric where she led the investor relations group and numerous customer-focused, innovative projects such as the company’s decarbonization strategy, distributed energy resources program, large solar and storage procurement.
•Accounting, auditing and financial oversight experience gained from obtaining a public accounting certification and working as an auditor as well as her service (September 2013 to June 2022) on the Independent Audit Committee for Kamehameha Schools ($15 billion endowment and Hawaii’s largest private landowner with over 397,000 acres of land on Hawaii island, Maui, Molokai, Oahu, and Kauai).
Mary E. Kipp, age 55, Hawaiian Electric director since 2023
Hawaiian Electric Audit & Risk Committee Member since January 2023
Business experience since 2018
•President and Chief Executive Officer, Puget Sound Energy, Inc. since January 2020
•President and Chief Executive Officer, El Paso Electric Company, 2017-2019
•Chief Executive Officer, El Paso Electric Company, 2015-2017
•President, El Paso Electric Company, 2014-2015

Skills and qualifications for Hawaiian Electric Board service
•Executive management, leadership and strategic planning skills developed over nearly three decades as a businessperson and lawyer and currently as President and CEO of Puget Sound Energy, Inc. a 150 year old utility providing electric power and natural gas to 1.5 million customers in the state of Washington.
•Business, regulatory, financial stewardship and legal experience from her prior roles as President and CEO, General Counsel and Chief Compliance Officer and Director of FERC Compliance for El Paso Electric Company, and Senior Enforcement Attorney for the Federal Energy Regulatory Commission.
•Extensive knowledge of the electric utility industry from her 15 years of experience in leadership roles at Puget Sound Energy, Inc. and El Paso Electric Company.
•Corporate governance knowledge and familiarity with financial oversight and fiduciary responsibilities from her service as a director for Boston Properties, Inc., the largest publicly traded developer, owner, and manager of premier workplaces in the United States and prior director of El Paso Electric, an electric utility providing generation, transmission and distribution to customers in west Texas and southern New Mexico.

Alana K. Pakkala, age 47, Hawaiian Electric director since 2020
Hawaiian Electric Audit & Risk Committee Member since April 2022
Business experience since 2018
•Managing Partner & Executive Vice President, The Kobayashi Group, since 2022
•Chief Operating Officer, The Kobayashi Group, 2018 - 2022
•Executive Vice President, The Kobayashi Group, 2008 - 2018
Skills and qualifications for Hawaiian Electric Board service
•Extensive experience with real estate planning, including sustainable design, renewable energy installations, financing and overseeing large real estate development projects totaling over $4 billion across the State of Hawaii, and experience with executive management, marketing, community engagement and government relations from her executive leadership of Kobayashi Group, LLC, a Hawaii-based real estate development firm.

•Governance expertise and a strong understanding of the communities in which the utility operates from her development of projects and service on numerous non-profit and government boards in the state, including boards of organizations focused on health, education, public transportation and community development.
•Recognized business and community leader, including being recognized as a Women of Distinction honoree by the Girl Scouts of Hawaii.
Kelvin H. Taketa, age 68, Hawaiian Electric director since 2004
Business experience and other public company and Hawaiian Electric affiliate directorships since 2018
•Senior Fellow, Hawaii Community Foundation (statewide charitable foundation), July 2017 - December 2018
•CEO, Hawaii Community Foundation, Jan 2016 - June 2017
•President and CEO, Hawaii Community Foundation, 1998 - 2015
•Director 1993-2019 and Nominating and Corporate Governance Committee Chair (2004-2019), HEI (parent company of Hawaiian Electric)
Skills and qualifications for Hawaiian Electric Board service
•Executive management experience with responsibility for overseeing more than $500 million in charitable assets through his leadership of the Hawaii Community Foundation.
•Proficiency in risk assessment, strategic planning and organizational leadership as well as marketing and public relations from his prior position at the Hawaii Community Foundation and his prior experience as Vice President and Executive Director of the Asia/Pacific Region for The Nature Conservancy and as Founder, Managing Partner and Director of Sunrise Capital Inc.
•Knowledge of corporate and nonprofit governance issues gained from his prior service as a director for Grove Farm Company, Inc. and the Independent Sector, his current service on the boards of Feeding America, the Stupski Foundation, the Hawaii Leadership Forum, Elemental Excelerator and the Center for Effective Philanthropy, and through publishing articles and lecturing on governance of tax-exempt organizations.
•Extensive experience in conservation/environmental matters in Hawaii and Asia Pacific Region.

Toby B. Taniguchi, age 51, Hawaiian Electric director since 2021
Hawaiian Electric Audit & Risk Committee Member since April 2022
Business experience since 2018
•President & Chief Operating Officer, KTA Super Stores, 2014-present
•Executive Vice President, KTA Super Stores, 2006-2014
•President, K. Taniguchi, Limited, 2019-present
•Vice President, K. Taniguchi Limited, 1999-2019
Skills and qualifications for Hawaiian Electric Board service
•Executive leadership experience as President and Chief Operating Officer of KTA Super Stores where he is responsible for the daily operations of the largest network of retail grocery stores on the island of Hawaii. KTA Super Stores has invested in environmental and social innovations including electric vehicle infrastructure investments, PV system installation, sourcing from locally owned and produced businesses, supporting their marketing and expanded distribution, and philanthropic programs with direct community impact.
•Current knowledge of and experience with the business community on the island of Hawaii, which is serviced by Hawaiian Electric Company’s subsidiary, Hawaii Electric Light Company, from serving in leadership positions for 17 years at KTA Super Stores which has seven retail stores all over the island and is one of the oldest grocers on island, established 105 years ago.
•Extensive corporate and non-profit board leadership experience from his service on private and non-profit boards in the state which include areas of impact such as community development, health and human services, education, business, industry, insurance, and economic development.
•Recognized business and community leader, including recognitions by the Hawaii Business Magazine for his leadership with the “40 Under Forty” distinction and the “20 for the Next 20” award.

Audit & Risk Committee of the Hawaiian Electric Board of Directors
Because HEI has common stock listed on the New York Stock Exchange (NYSE) and Hawaiian Electric is a wholly-owned subsidiary of HEI, HEI is subject to the corporate governance listing standards in Section 303A of the NYSE Listed Company Manual, but Hawaiian Electric is not subject to NYSE listing standards, including Sections 303A.04, 303A.05 and 303A.06, which require listed companies to have nominating/corporate governance, compensation and audit committees, respectively.
Although not required by NYSE rules to do so, Hawaiian Electric has established one standing committee, the Hawaiian Electric Audit & Risk Committee, and voluntarily endeavors to comply with NYSE and SEC requirements regarding audit committee composition. The current members of the Hawaiian Electric Audit & Risk Committee are nonemployee directors Timothy E. Johns (chair), James A. Ajello, Kevin M. Burke, Mary E. Kipp, Alana K. Pakkala and Toby B. Taniguchi. All committee members are independent and qualified to serve on the committee pursuant to NYSE and SEC requirements. Each of Timothy E. Johns, James A. Ajello, Mary E. Kipp and Toby B. Taniguchi has been determined by the Hawaiian Electric Board to be an “audit committee financial expert” on the Hawaiian Electric Audit & Risk Committee.
The Hawaiian Electric Audit & Risk Committee operates and acts under a written charter approved by the Hawaiian Electric Board which is available on HEI’s website at www.hei.com/govdocs (documents referenced as being available on the Company's website are not incorporated herein). The Hawaiian Electric Audit & Risk Committee is responsible for overseeing (1) Hawaiian Electric’s financial reporting processes and internal controls, (2) the performance of Hawaiian Electric’s internal auditor, (3) risk assessment and risk management policies set by management and (4) the Corporate Code of Conduct compliance program for Hawaiian Electric and its subsidiaries. In addition, the committee provides input to the HEI Audit & Risk Committee regarding the appointment, compensation and oversight of the independent registered public accounting firm that audits HEI’s and Hawaiian Electric’s consolidated financial statements and maintains procedures for receiving and reviewing confidential reports of potential accounting and auditing concerns.
In 2022, the Hawaiian Electric Audit & Risk Committee held seven meetings. At each meeting, the committee held executive sessions without management present with the independent registered public accounting firm that audits HEI’s and Hawaiian Electric’s consolidated financial statements.
Attendance at Hawaiian Electric Board and Audit & Risk Committee meetings
In 2022, there were seven meetings of the Hawaiian Electric Board. All incumbent Hawaiian Electric directors attended at least 93% of the combined total number of meetings of the Hawaiian Electric Board and the Hawaiian Electric Audit & Risk Committee (for those who served on such committee) held during the period for which he or she was a director.
Family relationships; executive officer and director arrangements
There are no family relationships between any executive officer or director of Hawaiian Electric and any other executive officer or director of Hawaiian Electric. There are no arrangements or understandings between any executive officer or director of Hawaiian Electric and any other person pursuant to which such executive officer or director was selected.
Code of Conduct
The HEI Board has adopted a Corporate Code of Conduct that applies to all of HEI’s subsidiaries, including Hawaiian Electric, and which includes a code of ethics applicable to, among others, Hawaiian Electric’s principal executive officer, principal financial officer and principal accounting officer. The Corporate Code of Conduct is available on HEI’s website at www.hei.com/govdocs (documents referenced as being available on the Company's website are not incorporated herein). Hawaiian Electric elects to disclose the information required by Form 8-K, Item 5.05, “Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics,” through this website and such information will remain available on this website for at least a 12-month period.
Delinquent Section 16(a) Reports
Section 16(a) of the 1934 Exchange Act requires Hawaiian Electric’s executive officers, controller, directors and persons who own more than ten percent of a registered class of Hawaiian Electric’s equity securities to file reports of ownership and changes in ownership with the SEC. Such reporting persons are also required by SEC regulations to furnish Hawaiian Electric with copies of all Section 16(a) forms they file. Based solely on its review of such forms provided to it during 2022, or written representations from some of those persons that no Forms 5 were required from such persons, Hawaiian Electric believes that, except for a Form 3 that was filed late following the promotion of Joseph Viola, each of the persons required to comply with Section 16(a) of the 1934 Exchange Act with respect to Hawaiian Electric, including its executive officers, directors and persons who own more than ten percent of a registered class of Hawaiian Electric’s equity securities, complied with the reporting requirements of Section 16(a) of the 1934 Exchange Act for 2022.

ITEM 11.	EXECUTIVE COMPENSATION

Director compensation
The Hawaiian Electric Board believes that a competitive compensation package is necessary to attract and retain individuals with the experience, skills and qualifications needed to serve as a director on the board of a regulated electric public utility. Nonemployee director compensation is composed of a mix of cash and HEI Common Stock. Only nonemployee directors receive compensation for their service as directors. Ms. Kimura, the Hawaiian Electric President & CEO, did not receive separate or additional compensation for serving as a Hawaiian Electric director. Although Ms. Kimura was a member of the Hawaiian Electric Board, neither she nor any other executive officer participated in the determination of nonemployee director compensation.
Nonemployee directors of Hawaiian Electric receive compensation in the form of a cash retainer and an HEI stock grant. James A. Ajello, Kevin M. Burke, Timothy E. Johns, Mary E. Kipp, Alana K. Pakkala, Kelvin H. Taketa and Toby B. Taniguchi are nonemployee directors of Hawaiian Electric. No Hawaiian Electric director is also an HEI director.
The HEI Compensation & Human Capital Management Committee reviews the compensation of Hawaiian Electric nonemployee directors at least once every three years and recommends changes to the Hawaiian Electric Board. In 2021, the HEI Compensation & Human Capital Management Committee asked its independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), to conduct an evaluation of HEI’s nonemployee director compensation practices. FW Cook assessed the structure of HEI’s nonemployee director compensation program and its value compared to competitive market practices of utility peer companies, similar to the assessments used in its executive compensation review. The HEI Compensation & Human Capital Management Committee reviewed the analysis in determining its recommendations concerning the appropriate nonemployee director compensation, including cash retainers, stock awards and meeting fees for HEI directors. As part of this analysis, the HEI Compensation & Human Capital Management Committee reviewed the cash retainers, stock awards and meeting fees for Hawaiian Electric directors and determined that it would recommend to the Hawaiian Electric Board an increase to the Hawaiian Electric director compensation to generally align with increases for HEI directors.
In 2021, the HEI Compensation & Human Capital Management Committee recommended, and the Hawaiian Electric Board approved, for Hawaiian Electric directors: (i) an increase of $6,000 (from $45,000 to $51,000) to the annual cash retainer; (ii) an increase of $11,000 (from $55,000 to $66,000) to the value of the annual stock award; and (iii) an increase to the annual cash retainer for the Hawaiian Electric Audit & Risk Committee Chair of $3,750 (from $15,000 to $18,750). The foregoing increases became effective January 1, 2022.
The boards of Hawaiian Electric subsidiaries Hawaii Electric Light and Maui Electric are comprised entirely of officers of Hawaiian Electric and/or its subsidiaries who receive no additional compensation for such service.
Cash retainer. Hawaiian Electric nonemployee directors received the cash retainer amounts shown below for their 2022 Hawaiian Electric Board service. Nonemployee directors of Hawaiian Electric who also serve as a member or chair of the Hawaiian Electric Audit & Risk Committee or as a non-voting Hawaiian Electric Board representative to attend meetings of the HEI Compensation & Human Capital Management Committee and the HEI Nominating and Corporate Governance Committee received additional retainer amounts, as indicated below. Cash retainers were paid in quarterly installments.

2022
Hawaiian Electric Director	$51,000
Hawaiian Electric Chairman of the Board	45,000
Hawaiian Electric Audit & Risk Committee Chair	18,750
Hawaiian Electric Audit & Risk Committee Member	7,500
Hawaiian Electric Non-Voting Representative to HEI Compensation & Human Capital Management Committee	10,000
Hawaiian Electric Non-Voting Representative to HEI Nominating and Corporate Governance Committee	10,000

Extra meeting fees. Nonemployee directors are also entitled to meeting fees for each board or committee meeting attended (as member or chair) after a specified number of meetings. For 2022, directors were entitled to additional fees of $1,000 per meeting after attending a minimum of eight Hawaiian Electric Board meetings during the year, Hawaiian Electric Audit & Risk Committee members were entitled to additional fees of $1,000 per meeting after attending a minimum of six Hawaiian Electric Audit & Risk Committee meetings during the year, and the Hawaiian Electric Board’s non-voting representative to the HEI Compensation & Human Capital Management Committee and HEI Nominating and Corporate Governance Committee each was entitled to an additional fee of $1,500 per meeting after attending six meetings of the respective Committee during the year.

Fees for non-voting members of HEI board committees. Certain director(s) of Hawaiian Electric serve as non-voting members of certain HEI board committees. This currently includes Timothy Johns who serves as a non-voting member of HEI's Nominating and Corporate Governance Committee and the HEI Compensation & Human Capital Management Committee. Non-voting members of the HEI Compensation & Human Capital Management Committee and HEI Nominating and Corporate Governance Committee are paid the same annual retainer as the voting members. See Cash Retainer table below for amounts paid.
Stock awards. On June 30, 2022, each nonemployee director received shares of HEI Common Stock with a value equal to $66,000 as an annual grant under HEI's 2011 Nonemployee Director Stock Plan, as amended and restated (2011 Director Plan), which was approved by HEI shareholders on May 10, 2011, and amended and restated, for the purpose of further aligning directors' and shareholders' interests. The number of shares issued to each Hawaiian Electric nonemployee director was determined based on the closing sales price of HEI Common Stock on the NYSE on June 30, 2022. Stock grants to nonemployee directors under the 2011 Director Plan are made annually on the last business day in June and vest immediately.
Deferred compensation. Nonemployee directors may participate in the HEI Deferred Compensation Plan implemented in 2011 (2011 Deferred Compensation Plan). Under the plan, deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential. Participants may elect the timing upon which distributions are to begin following separation from service (including retirement) and may choose to receive such distributions in a lump sum or in installments over a period of up to fifteen years. Lump sum benefits are payable in the event of disability or death. In 2022, no Hawaiian Electric director participated in the 2011 Deferred Compensation Plan. Nonemployee directors are also eligible to participate in the prior HEI Nonemployee Directors’ Deferred Compensation Plan, as amended January 1, 2009, although no nonemployee director of Hawaiian Electric deferred compensation under such plan in 2022.
Health benefits. Directors may participate, at their election and at their cost, in the group employee medical, vision and dental plans generally made available to Hawaiian Electric employees. No Hawaiian Electric director currently participates in such plans.
2022 DIRECTOR COMPENSATION TABLE
The table below shows the compensation paid to Hawaiian Electric nonemployee directors in 2022.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Total ($)
James A. Ajello	58,500	66,000	124,500
Kevin M. Burke	59,500	66,000	125,500
Timothy E. Johns, Chairman	135,750	66,000	201,750
Alana K. Pakkala	56,378	66,000	122,378
Kelvin H. Taketa	51,000	66,000	117,000
Toby B. Taniguchi	56,378	66,000	122,378
1.Represents cash retainers for board and committee service (as detailed in the table below).
2.Represents an HEI stock award in the value of $66,000, as described above under “Stock Awards.” These equity grants were made on June 30, 2022.

The table below shows cash retainers paid to Hawaiian Electric nonemployee directors for Hawaiian Electric board and committee service in 2022.

Name	Hawaiian Electric Board ($) (1)	Hawaiian Electric Chairman ($)	Hawaiian Electric Audit & Risk Committee ($)	Hawaiian Electric Nonvoting Representative to HEI Compensation & Human Capital Management Committee ($)	Hawaiian Electric Nonvoting Representative to HEI Nominating and Corporate Governance Committee ($)	Extra Meeting Fees ($) (2)	Total Fees Earned or Paid in Cash ($)
James A. Ajello	51,000	—	7,500	—	—	—	58,500
Kevin M. Burke	51,000	—	7,500	—	—	1,000	59,500
Timothy E. Johns	51,000	45,000	18,750	10,000	10,000	1,000	135,750
Alana K. Pakkala	51,000	—	5,378	—	—	—	56,378
Kelvin H. Taketa	51,000	—	—	—	—	—	51,000
Toby B. Taniguchi	51,000	—	5,378	—	—	—	56,378
1.     Represents $51,000 annual cash retainer for board service.
2.    Represents extra meeting fees earned for attending Board and committee meetings in excess of the number of meetings specified in “Director Compensation - Extra meeting fees.”

Compensation Discussion and Analysis
This section describes Hawaiian Electric’s executive compensation program and the compensation decisions made for Hawaiian Electric’s 2022 named executive officers, who are listed below.

Name	Title
Shelee M. T. Kimura	Hawaiian Electric President and Chief Executive Officer (CEO)
Tayne S. Y. Sekimura	Hawaiian Electric Senior Vice President, Chief Financial Officer and Treasurer
Jimmy D. Alberts	Hawaiian Electric Senior Vice President and Chief Operations Officer
Jason E. Benn	Hawaiian Electric Senior Vice President and Chief Information Officer
Colton K. Ching	Hawaiian Electric Senior Vice President, Planning & Technology
2022 Executive summary
Guiding principles
In designing Hawaiian Electric’s 2022 executive compensation program and making pay decisions, the HEI Compensation & Human Capital Management Committee and Hawaiian Electric Board followed these guiding principles:
•Pay should reflect Company performance, particularly over the long-term.
•Compensation programs should align executives’ interests with those of our shareholders, customers and employees.
•Programs should be designed to attract, motivate and retain talented executives who can drive the Company’s success.
•The cost of programs should be reasonable while maintaining their purpose and benefit.
Key design features
The 2022 compensation program for Hawaiian Electric’s named executive officers is comprised of four primary elements – base salary, performance-based annual incentives, performance-based long-term incentives earned over three years and time-based restricted stock units (RSUs) that vest in equal annual installments over three years. With these elements, named executive officers’ total compensation opportunity is designed to provide a balance between fixed and variable (performance-based) pay, and between short-term and long-term incentives. Other named executive officer benefits include eligibility to participate in retirement and nonqualified deferred compensation plans, and minimal perquisites.
Pay for performance
The compensation of our named executive officers earned for 2022 reflects Hawaiian Electric’s 2022 performance, as well as its performance over the three-year period that ended December 31, 2022:
•For 2022 annual incentive performance, the following metrics applied to all Hawaiian Electric named executive officers for the one-year period ending December 31, 2022: (a) Hawaiian Electric net income, (b) customer satisfaction, (c) reliability, (d) safety, (e) human capital management (HCM), which includes strategic workforce planning and diversity, equity and inclusion, and (f) decarbonization, which includes renewable portfolio standards and electrification, each on a consolidated basis.
•Long-term incentives comprise a significant portion of each Hawaiian Electric named executive officer’s pay opportunity. For the three-year period that ended December 31, 2022, the Hawaiian Electric named executive officer performance metrics were: (a) Hawaiian Electric average annual net income growth, (b) Hawaiian Electric return on average common equity (ROACE) as a percentage of the ROACE allowed by the Hawaii Public Utilities Commission (PUC) for the period, (c) reduction of carbon emissions from power generation, and (d) HEI total shareholder return compared to the companies in the Edison Electric Institute (EEI) Index.
The Hawaiian Electric Board and HEI Compensation & Human Capital Management Committee believe that Hawaiian Electric’s executive compensation program serves the Company’s pay-for-performance objective and is structured to encourage participants to build long-term value for the benefit of all stakeholders, including shareholders, customers and employees.
Compensation process
Roles in determining compensation
Roles of the Hawaiian Electric Board and HEI Compensation & Human Capital Management Committee. The Hawaiian Electric Board does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee and oversees the design and implementation of Hawaiian Electric’s executive compensation programs. In addition, as part of its responsibility to oversee compensation programs at HEI and its subsidiaries, the HEI Compensation & Human Capital Management Committee assists the Hawaiian Electric Board by approving performance- and equity-based compensation for ratification by the Hawaiian Electric Board and making recommendations to the Hawaiian Electric Board regarding other executive compensation matters.
The HEI Compensation & Human Capital Management Committee fulfills its responsibilities to assist the Hawaiian Electric Board regarding executive compensation matters by engaging annually in a rigorous process to arrive at compensation decisions regarding the named executive officers. In the course of this process, the HEI Compensation & Human Capital Management Committee:
•Engages in extensive deliberations in meetings held over several months;
•Consults with its independent compensation consultant during and outside of meetings;
•Focuses on Hawaiian Electric’s long-term strategy, and nearer-term goals to implement such strategy, in setting performance metrics and goals;
•Reviews tally sheets for each named executive officer to understand how the elements of compensation relate to each other and to the compensation package as a whole (the tally sheets include fixed and variable compensation, minimal perquisites and change in pension value for current and past periods);
•Examines data and analyses prepared by its independent compensation consultant concerning peer group selection, comparative compensation data and evolving best practices;
•Reviews Hawaiian Electric’s performance and discusses assessments of the individual performance of senior members of management;
•Analyzes the reasonableness of incentive payouts in light of the long-term benefits to all stakeholders;
•Considers trends in compensation to determine whether incentive programs are working effectively; and
•Reviews risk assessments conducted by the HEI and Hawaiian Electric Enterprise Risk Management functions to determine whether compensation programs and practices carry undue risk.
Early each year, the HEI Compensation & Human Capital Management Committee determines compensation earned under incentive plans with respect to performance periods ending in the prior year, establishes performance metrics and goals for incentive plans beginning in the current year and recommends to the Hawaiian Electric Board the level of compensation and mix of pay elements for each named executive officer.
The Hawaiian Electric Board discusses evaluations of the Hawaiian Electric CEO’s performance, considers HEI Compensation & Human Capital Management Committee recommendations concerning the CEO’s pay and determines the CEO’s compensation. The Hawaiian Electric Board also reviews HEI Compensation & Human Capital Management Committee recommendations concerning the other Hawaiian Electric named executive officers and approves their compensation.
Role of executive officers. The Hawaiian Electric CEO, who is also a Hawaiian Electric director, assesses the performance of the other Hawaiian Electric named executive officers and makes recommendations to the HEI Compensation & Human Capital Management Committee with respect to their levels of compensation and mix of pay elements. The CEO also participates in deliberations of the Hawaiian Electric Board in acting on the HEI Compensation & Human Capital Management Committee’s recommendations on the other Hawaiian Electric named executive officers. The CEO does not participate in the deliberations of the HEI Compensation & Human Capital Management Committee to recommend, or of the Hawaiian Electric Board to determine, the CEO’s own compensation.
Hawaiian Electric management supports the HEI Compensation & Human Capital Management Committee in executing its responsibilities by providing data and other materials for HEI Compensation & Human Capital Management Committee meetings (including tally sheets and recommendations regarding performance metrics, goals and pay mix); by attending portions of HEI Compensation & Human Capital Management Committee meetings as appropriate to provide perspective and expertise relevant to agenda items; and by supplying such other data and information as may be requested by the HEI Compensation & Human Capital Management Committee and/or its independent compensation consultant.
Compensation consultant & consultant independence. Independent compensation consultant Frederic W. Cook & Co., Inc. (FW Cook) is retained by, and reports directly to, the HEI Compensation & Human Capital Management Committee. FW Cook provides the HEI Compensation & Human Capital Management Committee with independent expertise on market practices and developments in executive compensation, compensation program design, peer group composition and competitive pay levels, and provides related research, data and analyses. FW Cook also advises the HEI Compensation & Human Capital Management Committee regarding analyses and proposals presented by management related to executive compensation. A representative of FW Cook attends HEI Compensation & Human Capital Management Committee meetings, participates in Committee executive sessions and communicates directly with the Committee.

In early 2023, as in prior years, the HEI Compensation & Human Capital Management Committee evaluated FW Cook’s independence, taking into account all factors it considered relevant, including the factors specified in the NYSE listing standards and the absence of other relationships between FW Cook and HEI, Hawaiian Electric and their directors or executive officers. Based on its review of such factors, and based on FW Cook’s independence policy, which was shared with the HEI Compensation & Human Capital Management Committee, the Committee concluded that FW Cook is independent and that the work of FW Cook has not raised any conflict of interest.
Use of comparative market data
Compensation benchmarking. The HEI Compensation & Human Capital Management Committee considers market data from peer group companies as a reference point in determining the named executive officers’ pay components and target compensation opportunity (composed of base salary, performance‑based annual incentive, performance‑based long‑term incentive and time‑vested RSUs). The HEI Compensation & Human Capital Management Committee may decide that an executive’s compensation opportunity should be higher or lower in relation to peers based on considerations including internal equity, the executive’s level of responsibility, experience, expertise and past performance, as well as retention and succession objectives.
Comparative market data used in setting 2022 executive pay consisted of information from public company proxy statements for peer group companies and the Willis Towers Watson Energy Services Survey.
Peer groups. The HEI Compensation & Human Capital Management Committee annually reviews the peer groups used in benchmarking for Hawaiian Electric executive compensation, with analysis and recommendations provided by FW Cook. For 2022 compensation, the Committee determined, with input from FW Cook, that certain changes to Hawaiian Electric’s 2022 peer group were appropriate. The selection criteria and resulting 2022 Hawaiian Electric peer group is set forth below.

Hawaiian Electric 2022 Peer Group (applies to all Hawaiian Electric named executive officers)
Selection Criteria	· Electric utilities with primarily regulated operations · Revenue balanced in a range of approximately 0.4x to 2.5x Hawaiian Electric’s revenue · Market cap and location as secondary considerations
Peer Group for 2022 Compensation	ALLETE, Inc. Alliant Energy Corp. Avista Corp. Black Hills Corp. Evergy, Inc. IDACORP, Inc. MDU Resources Group Inc.	NiSource Inc. Northwestern Corp OGE Energy Corp. Pinnacle West Capital Corp. PNM Resources Inc. Portland General Electric

Relationship between compensation programs and risk management
Hawaiian Electric’s compensation policies and practices are designed to encourage executives to build value for all stakeholders, including shareholders, customers and employees, and to discourage decisions that introduce inappropriate risks.
Hawaiian Electric’s Enterprise Risk Management (ERM) function is principally responsible for identifying and monitoring risk at Hawaiian Electric and its subsidiaries, and for reporting on high risk areas to the Hawaiian Electric Board and Hawaiian Electric Audit & Risk Committee. Hawaiian Electric’s ERM function is part of HEI’s overall ERM function, which is responsible for identifying and monitoring risk throughout the HEI companies and for reporting on areas of significant risk to the HEI Board and designated board committees. As a result, all Hawaiian Electric and HEI directors, including those who serve on or are representatives to the HEI Compensation & Human Capital Management Committee, are apprised of risks that could have a material adverse effect on Hawaiian Electric.
Risk assessment. On an annual basis, the HEI Compensation & Human Capital Management Committee and its independent compensation consultant review a risk assessment of compensation programs in place at Hawaiian Electric and its subsidiaries, which is updated annually by the Hawaiian Electric and HEI ERM function. Based on its review of the risk assessment of compensation programs in place in 2022 and consultation with FW Cook, the HEI Compensation & Human Capital Management Committee believes that Hawaiian Electric's compensation plans do not encourage risk taking that is reasonably likely to have a material adverse effect on Hawaiian Electric.
Risk mitigation features of compensation programs. Hawaiian Electric’s compensation programs incorporate the following features to promote prudent decision-making and guard against excessive risk:
•Financial performance objectives for the annual incentive program are linked to Board-approved budget guidelines, and nonfinancial measures (such as customer satisfaction, reliability and safety) are aligned with the interests of all Hawaiian Electric stakeholders.

•An executive compensation recovery policy (clawback policy) permits recoupment of performance-based compensation paid to executives found personally responsible for fraud, gross negligence or intentional misconduct that causes a significant restatement of Hawaiian Electric’s financial statements.
•Annual and long-term incentive awards are capped at maximum performance levels.
•Financial opportunities under long-term incentives are greater than those under annual incentives, emphasizing the importance of long-term outcomes.
•Share ownership and retention guidelines requiring named executive officers to hold certain amounts of HEI Common Stock ensure that Hawaiian Electric’s named executive officers have a substantial personal stake in the long-term performance of Hawaiian Electric and HEI. The guidelines specific to the named executive officers are discussed below under “Share ownership and retention are required throughout employment with the Company.”
•Long-term incentive payouts are 100% equity-based, so executives share in the same upside potential and downside risk as all HEI shareholders.
•Annual grants of RSUs and long-term incentives vest over a period of years to encourage sustained performance and executive retention.
•Performance-based plans use a variety of financial metrics (e.g., net income, return on average common equity) and nonfinancial performance metrics (e.g., customer satisfaction, reliability and safety) that correlate with long-term value creation for all stakeholders and are impacted by management decisions.
•The Hawaiian Electric Board and HEI Compensation & Human Capital Management Committee continuously monitor risks faced by the enterprise, including through management presentations at quarterly meetings and through periodic written reports from management.
Share ownership and retention are required throughout employment with the Company
Hawaiian Electric named executive officers are required to own and retain HEI Common Stock throughout employment with the Company. Each officer subject to the requirements has until January 1 of the year following the fifth anniversary of the later of (i) any amendment to his or her required level of stock ownership or (ii) first becoming subject to the requirements, to reach the following ownership levels:

Position	Value of Stock to be Owned
Hawaiian Electric President and CEO	2x base salary
Other Named Executive Officers	1x base salary
As of the date of this report, all of the Company’s named executive officers have either met their stock ownership requirement or have not yet reached their stock ownership compliance deadline.
Until reaching the applicable stock ownership requirement, officers subject to the requirements must retain 50% of shares received in payout under the LTIP (net of any shares withheld for taxes) and 50% of shares received through the vesting of RSUs (net of any shares withheld for taxes). The HEI Compensation & Human Capital Management Committee has the authority to approve hardship exceptions to these retention requirements.

2022 compensation elements and pay decisions
Elements and objectives
The total compensation program for named executive officers is made up of the five standard components summarized below. Each component fulfills important objectives that reflect our focus on pay for performance, competitive programs to attract and retain talented executives and aligning executive decisions with the interests of all stakeholders. These elements are described in further detail in the pages that follow.

Compensation element	Summary	Objectives
Base Salary	Fixed level of cash compensation set in reference to peer group median (may vary based on performance, experience, responsibilities, expertise and other factors).	Attract and retain talented executives by providing competitive fixed cash compensation.
Annual Performance-Based Incentives	Variable cash award based on achievement of pre-set performance goals for the year. Award opportunity is determined as a percentage of base salary. Performance below threshold levels yields no incentive payment.	Drive achievement of key business results linked to short-term and long-term strategy and reward executives for their contributions to such results. Balance compensation cost and return by paying awards based on performance.
Long-Term Performance-Based Incentives	Variable equity award based on meeting pre-set performance objectives over a 3-year period. Award opportunity is determined as a percentage of base salary. Performance below threshold levels yields no incentive payment.	Motivate executives and align their interests with those of all stakeholders by promoting long-term value growth and by paying awards in the form of equity.

Balance compensation cost and return by paying awards based on performance.
Annual Restricted Stock Unit (RSU) Grant	Annual equity grants in the form of RSUs that vest in equal installments over 3 years (beginning with grants made in 2021). Amount of grant is determined as a percentage of base salary.	Promote alignment of executive and shareholder interests by ensuring executives have significant ownership of HEI Common Stock. Retain talented leaders through multi-year vesting.
Benefits	Includes defined benefit pension plans and defined contribution plan, deferred compensation plans, double-trigger change-in-control agreements; minimal perquisites and an executive death benefit plan (frozen since 2009).	Enhance total compensation with meaningful and competitive benefits that promote retention and peace of mind and contribute to financial security. Double-trigger change-in-control agreements encourage focused attention of executives during major corporate transitions.
Changes to elements in 2022
On an annual basis, the HEI Compensation & Human Capital Management Committee reviews and recommends for Hawaiian Electric Board approval, each named executive officer’s target compensation opportunity, which is composed of base salary, target annual cash and target long-term equity opportunities. Target annual cash and target long-term equity incentive opportunities are established, in each case, as a percentage of base salary.
The HEI Compensation & Human Capital Management Committee recommended, and the Hawaiian Electric Board approved, changes to compensation for 2022, as shown in the table below.

	Base Salary[1] ($)		Performance-Based Annual Incentive (Target Opportunity[2] as % of Base Salary)		Performance-Based Long-term Incentive (Target Opportunity[2] as % of Base Salary)		Restricted Stock Units (Grant Value as % of Base Salary)
Name	2021	2022	2021	2022	2021-23	2022-24	2021	2022
Shelee M. T. Kimura	292,000	450,000	50	75	61	90	35	85[3]
Tayne S. Y. Sekimura	385,000	397,500	55	same	67	50	35	same
Jimmy D. Alberts	307,600	350,000	50	same	61	45	35	same
Jason E. Benn[4]	284,375	307,500	50	same	51	45	35	same
Colton K. Ching	290,683	315,000	50	same	61	45	35	same
1Base salary increases for 2021 for Messrs. Alberts and Ching became effective as of March 1, 2021. Base salary increases for 2022 for Ms. Sekimura and Mr. Benn became effective as of March 1, 2022. Base salaries that became effective March 1, 2021 and 2022 are prorated amounts to include two months of 2020 and 2021 base salary, respectively, and ten months of 2021 and 2022 base salary, respectively. Mr. Benn’s 2021 base salary increase became effective upon his promotion to Senior Vice President and Chief Information Officer on August 16, 2021. Accordingly, Mr. Benn’s 2021 base salary is prorated to include seven and one-half months of his base salary before his promotion, and four and one-half months after.
2The threshold and maximum opportunities are 0.5 times target and 2 times target, respectively.
3Includes special grant of 25% of base salary in 2022 in connection with Ms. Kimura’s promotion to President and CEO.
4Mr. Benn’s 2021 target opportunities are based upon his promotion to Senior Vice President, Chief Information Officer effective August 16, 2021 and are prorated for service over the respective award periods.

Base salary
Base salaries for Hawaiian Electric named executive officers are reviewed and determined annually. In establishing its base salaries for the year, the HEI Compensation & Human Capital Management Committee considers competitive market data, internal equity and each executive’s level of responsibility, experience, expertise and performance, as well as retention and succession considerations. The Committee considers the competitive median as a reference point in setting base salaries, but may determine that the foregoing factors justify a higher or lower salary.
For 2022, Mr. Ching received a base salary increase to recognize his performance and to maintain the market competitiveness of his pay. Ms. Kimura received a base salary increase in connection with her promotion to President and CEO in 2022. Mr. Alberts received a base salary increase in connection with his promotion to Senior Vice President and Chief Operations Officer. The resulting 2022 base salaries are shown in the table above.
Annual incentives
Hawaiian Electric named executive officers and other executives are eligible to earn an annual cash incentive award under the HEI Executive Incentive Compensation Plan (EICP) based on the achievement of performance goals for the year. Each year, the HEI Compensation & Human Capital Management Committee determines or recommends, and the Hawaiian Electric Board ratifies or approves, as applicable, the target annual incentive opportunity for each named executive officer, performance metrics and the applicable goals.
2022 target annual incentive opportunity. The target annual incentive opportunity is determined as a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times the target opportunity, respectively. In establishing the target percentage for each executive, the HEI Compensation & Human Capital Management Committee takes into account the mix of pay elements, competitive market data, internal equity, prior performance and other factors described above under “Base salary.”
The 2022 target annual incentive opportunities for the named executive officers are shown in the table above. For 2022, the HEI Compensation & Human Capital Management Committee recommended, and the Hawaiian Electric Board approved, increasing Ms. Kimura’s 2022 target opportunity in connection with her promotion to President and Chief Executive Officer of the Company effective January 1, 2022, and keeping the 2022 target opportunity the same for each of the other named executive officers.
2022 performance metrics, goals and results. The performance metrics for annual incentives are chosen because they connect directly to Hawaiian Electric’s strategic priorities and correlate with creating long-term value for all stakeholders, including shareholders, customers and employees. The 2022 metrics promote a strengthened financial condition, more reliable systems, safer workplaces, greater customer satisfaction, strategic workforce planning, diversity, equity and inclusion and progress toward the decarbonization of Hawaii.
In addition to selecting performance metrics, the HEI Compensation & Human Capital Management Committee determines, and the Hawaiian Electric Board ratifies, the level of performance required to attain the threshold, target and maximum goal for each metric. The level of difficulty of the goals reflects the Committee’s and the Board’s belief that incentive pay should be motivational – that is, the goals should be challenging but achievable – and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the HEI Compensation & Human Capital Management Committee and Hawaiian Electric Board believe the threshold should represent solid performance with positive financial/operating results, target should denote challenging but achievable goals and maximum should signify exceptional performance.
The target level for financial goals, such as net income, is generally set at the level of the Board-approved budget, which represents the level of performance Hawaiian Electric seeks to achieve for the year. In setting the threshold and maximum levels, the Committee and Board consider whether the risks to accomplishing the budget weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target level.

The table below identifies the 2022 annual incentive metrics, the objective each measure serves, the level of achievement required to attain the threshold, target and maximum levels for each metric and the results for 2022.

2022 Annual Incentive Performance Metrics & Why We Use Them	Weight- ing	Goals
		Threshold	Target	Maximum	Result
Consolidated Net Income[1] focuses on fundamental earnings	40%	$174.3M	$193.7M	$203.4M	$188.9M
Consolidated Customer Satisfaction[2] focuses on improving the customer experience through all points of contact with the utility	15%	Consolidated score of 76 or a benchmark of 60th percentile in 2 of 4 quarters	Consolidated score of 76 or a benchmark of 60th percentile in 3 of 4 quarters	Consolidated score of 76 or a benchmark of 60th percentile in 4 of 4 quarters	Below Threshold
Consolidated Reliability: System Average Interruption Duration Index (SAIDI)[3] promotes system reliability for customers	5%	127 minutes and Reliability SAIDI PIM penalty $340,000 or less	111 minutes and no Reliability SAIDI PIM penalty	96 minutes and no Reliability SAIDI PIM penalty	119 minutes and Reliability SAIDI PIM penalty $79,000
Consolidated Reliability: System Average Interruption Frequency Index (SAIFI)[3] promotes system reliability for customers	5%	1.34 interruptions and Reliability SAIFI PIM penalty $340,000 or less	1.21 interruptions and no Reliability SAIFI PIM penalty	1.08 interruptions and no Reliability SAIFI PIM penalty	1.06 interruptions and no Reliability SAIFI PIM penalty
Consolidated Safety: Total Cases Incident Rate (TCIR)[4] rewards improvements in workplace safety, promoting employee well-being and reducing expense	7.5%	1.37 TCIR	1.03 TCIR	0.92 TCIR	1.61 TCIR
Consolidated Safety: Severity Rate[4] rewards improvements in workplace safety, promoting employee well-being and reducing expense	7.5%	18.53	16.00	13.46	37.11
Consolidated Human Capital Management (HCM): Strategic Workforce Planning[5] rewards strategic workforce supply and demand assessment and development of effective people strategies	5%	Create strategic workforce plans for 1 strategic initiative and for each of the 4 strategic workforce plans that were created in 2021, complete 70% of the action items that have target completion dates in 2022	Create strategic workforce plans for 2 strategic initiatives and for each of the 4 strategic workforce plans that were created in 2021, complete 80% of the action items that have target completion dates in 2022	Create strategic workforce plans for 3 strategic initiatives and for each of the 4 strategic workforce plans that were created in 2021, complete 90% of the action items that have target completion dates in 2022	Maximum
Consolidated Human Capital Management (HCM): Diversity Equity & Inclusion (DEI)[5] promotes awareness and removal of barriers to equity and inclusion in the workplace	5%	80% of employees participate in a minimum of one qualifying DEI activity	90% of employees participate in a minimum of one qualifying DEI activity	99% of employees participate in a minimum of one qualifying DEI activity	100% of employees participate in a minimum of one qualifying DEI activity
Utility Decarbonization: Renewable Portfolio Standard (RPS)[6] promotes increased sales of energy derived from renewable sources	5%	39.0%	40.0%	41.0%	39.1%
Utility Decarbonization: Electrification[6] promotes the decarbonization of Hawaii through improved electric vehicle charging infrastructure	5%	1. Launch eBus Make Ready Pilot within 30 days of PUC acceptance or approval of Pilot Final Program Design Report and 2. Commission 7 new fast chargers at 4 new sites	Achieve the Threshold, plus: 1. Complete design and construction of infrastructure to support 2 additional new fast chargers at 2 existing sites	Achieve the Target, plus:
1. Complete design and construction of infrastructure to support 2 additional new fast chargers at 2 existing sites and
				2. If approved by PUC, launch Commercial Make Ready Pilot within 30 days of final authority to do so	Threshold
1    Consolidated Net Income represents Hawaiian Electric’s consolidated GAAP net income for 2022.
2     Consolidated Customer Satisfaction is based on quarterly results of customer surveys conducted by an outside vendor.

3     Consolidated Reliability: SAIDI is measured by the average outage duration for each customer served, exclusive of catastrophic events and outages caused by independent power producers, over whose plant maintenance and reliability the Utility has limited real-time control.
Consolidated Reliability: SAIFI measures how often the average customer experiences a sustained interruption during the year. The metric is based upon a weighted consolidation of T&D caused outages for all three utilities, normalized for major events. Normalization is based on exclusion of Major Event Days (MEDs) according to the industry-standard IEEE 1366 Beta methodology for each island.
The consolidated annual SAIDI and SAIFI goals are calculated using the same methodology as the Performance Incentive Mechanism (PIM) approved by the PUC for each company and consolidated for incentive program purposes.
4    Consolidated Safety: TCIR is a standard measure of employee safety. TCIR equals the number of Occupational Safety and Health Administration (OSHA) recordable cases as of 12/31/22 × 200,000 productive hours divided by productive hours for the year. Lower TCIR scores reflect better safety performance.
For 2022, OSHA included Covid-19 close contacts in its count of recordable cases. However, the Company established and administered the 2022 TCIR metric without regard to such Covid-19 close contacts. Accordingly, the TCIR metrics and achievement levels for 2022 reflect targets and performance that were determined without such contacts taken into account.
Consolidated Safety: Severity Rate is a measure of the significance of the safety incidents a company experienced based on the number of lost workdays incurred. Lost workdays occur when an occupational injury or illness prevents an employee from working a full, assigned work shift. Severity rate is calculated by taking the number of days away from work due to a workplace injury (maximum of 180 days) multiplied by 200,000 and divided by the number of hours worked by all employees.
5     Consolidated HCM measures advancement in two areas: (i) strategic workforce planning, based on progress towards completion of strategic initiatives and workforce plans created in 2021, and (ii) DEI based on the percentage of employees that participate in qualifying DEI activities.
6    Utility Decarbonization measures advancement in two areas: (i) RPS, based on the amount of electrical energy sales attributable to renewable energy in relation to the total diversified energy resource mix, and (ii) electrification, based on progress towards the design and construction of electric vehicle charging infrastructure. For all EICP participants, the Compensation & Human Capital Management Committee determined it was appropriate to adjust the electric vehicle charging station threshold target under the EICP from seven to six in consideration of supply chain disruption that prevented the Company from securing the equipment needed to achieve that performance before year end. Although the Company had timely ordered adequate equipment, the supplier did not deliver amounts necessary to both equip new charging stations and service existing stations, and the Company elected to prioritize servicing existing charging stations to support current community needs, notwithstanding that it would have an adverse effect on EICP performance.

Based on the level of performance achieved and shown in the table above, in early 2023, the HEI Compensation & Human Capital Management Committee approved, and the Hawaiian Electric Board ratified, the following 2022 annual incentive payouts. The payout amounts are included in the 2022 Summary Compensation Table below in the “Nonequity Incentive Plan Compensation” column. The range of possible annual incentive payouts for 2022 is shown below in the 2022 Grants of Plan-Based Awards table.

Name	2022 Annual Incentive Payout
Shelee M. T. Kimura	$249,909
Tayne S. Y. Sekimura	161,923
Jimmy D. Alberts	129,571
Jason E. Benn	113,837
Colton K. Ching	116,613
Long-term incentives
Long-term incentives include performance-based opportunities under the Long-Term Incentive Plan (LTIP), which are based on achievement of performance goals over rolling three-year periods, and time-based RSUs, which vest over a three-year period for RSUs granted in 2021 and 2022, and over a four-year period for RSUs granted prior to 2021. The performance-based LTIP represents the majority of each named executive officer’s total long-term incentive opportunity. These incentives are designed to reward executives for creating long-term value that benefits all stakeholders, including customers and shareholders.
Long-term performance-based incentives
The three-year performance periods for long-term performance-based incentives foster a long-term perspective and provide balance with the shorter-term focus of the annual incentive program. In addition, the overlapping three-year performance periods encourage sustained high levels of performance because at any one time, three separate potential awards are at risk.
Similar to the annual incentives, in developing long-term incentives, the HEI Compensation & Human Capital Management Committee approves, and the Hawaiian Electric Board ratifies, the target incentive opportunity for each named executive officer and performance metrics and goals for the three-year period.

2022-24 long-term incentive plan
2022-24 target long-term incentive opportunity. As with the annual incentives, the target long-term incentive opportunity is established as a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times the target opportunity, respectively. In establishing the target percentage for each executive, the HEI Compensation & Human Capital Management Committee considers the mix of pay elements, competitive market data, internal equity, performance and the other factors described above under “Base salary.”
For the 2021-23 long-term incentive opportunity, the HEI Compensation & Human Capital Management Committee recommended, and the Hawaiian Electric Board approved, increases to the 2021-23 LTIP target opportunities which increase was applied primarily to the LTIP, which is 100% performance based. For the 2022-24 LTIP, in consideration of its review of the market data for each position and the retention and incentive value of the overall long-term incentive program, the HEI Compensation & Human Capital Management Committee recommended, and the Hawaiian Electric Board approved, restoring the target opportunities that were in place for the 2020-22 LTIP, resulting in decreases to the 2022-24 LTIP opportunity for all of the named executive officers except Ms. Kimura, who received an increase to her LTIP target opportunity in connection with her promotion to President and CEO of the Company. See the table above under the heading “Changes to elements in 2022” for the resulting 2022-24 target opportunities.
2022-24 performance metrics and goals. The performance metrics for long-term incentives are chosen for their relationship with the creation of long-term value and alignment with Hawaiian Electric’s multi-year strategic plans.
In addition to selecting performance metrics, the HEI Compensation & Human Capital Management Committee establishes, and the Hawaiian Electric Board ratifies, the level of achievement required to attain threshold, target and maximum performance for each metric. The same principles that the HEI Compensation & Human Capital Management Committee applies to annual incentive goals apply to long-term incentive goals. As such, the level of difficulty of the goals reflects the Committee’s and the Board’s belief that incentive pay should be motivational – that is, the goals should be challenging but achievable – and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the Committee and Board believe threshold should represent solid performance with positive financial/operating results, target should denote challenging but achievable goals and maximum should signify exceptional performance.
The target level for financial goals, such as ROACE, relate to the levels Hawaiian Electric seeks to achieve over the performance period. In setting the threshold and maximum levels, the Committee and Board consider whether the risks to accomplishing those levels weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target result. For the 2022-24 period, the Committee established, and the Hawaiian Electric Board ratified, the metrics and weightings in the following table.

2022-24 Long-Term Incentive
Performance Metrics & Why We Use Them	Weighting
Hawaiian Electric 3-year Average Annual Net Income Growth[1] promotes shareholder value by focusing on net income growth based on the years included in the plan.	30%
Hawaiian Electric 3-year Average ROACE[2] promotes profitability based on net income returned as a % of average common equity.	30%
Hawaiian Electric Carbon Emissions (CO2e) Reduction[3] promotes reduction of carbon dioxide equivalent emissions from power generation.	20%
HEI Relative TSR[4] compares the value created for HEI shareholders to that created by other investor-owned electric companies (EEI Index).	20%
1    Hawaiian Electric 3-year Average Annual Net Income Growth is calculated by taking the sum of each full calendar year’s (2022, 2023 and 2024, respectively) net income percentage growth over the EPS of the prior year and dividing that sum by three.
2     Hawaiian Electric 3-year Average ROACE is calculated by taking the sum of Hawaiian Electric's consolidated ROACE for each year during the period and dividing that sum by 3. Consolidated ROACE is calculated by taking each year's GAAP consolidated net income (as adjusted for any permitted adjustments) divided by average common equity, which is calculated by taking the sum of beginning of year common equity plus end of year common equity and dividing the sum by two.
3    Hawaiian Electric CO2e Reduction measures the reduction of CO2 equivalent emissions from power generation compared against 2005 levels.
4    HEI Relative TSR compares HEI’s TSR to that of the companies in the Edison Electric Institute (EEI) Index (see Appendix A). For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock as measured at the beginning of the performance period to the end, calculated using the share price on the last trading day of December at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the share price on the last trading day of December immediately prior to the beginning of the performance period.

The Company believes that all Hawaiian Electric stakeholders benefit when the above goals are met. Achievement of these goals makes Hawaiian Electric and HEI stronger financially, enabling Hawaiian Electric and HEI to raise capital at favorable rates for reinvestment in the Utilities and supporting shareholder dividends. From a historical perspective, long-term incentive payouts are not easy to achieve, nor are they guaranteed. Strong leadership on the part of the named executive officers will be needed to achieve the long-term objectives required for them to earn the incentive payouts.
2020-22 long-term incentive plan. The Hawaiian Electric Board and HEI Compensation & Human Capital Management Committee established the 2020-22 long-term incentive opportunities, performance metrics and goals in February 2020. Those decisions were described in the Hawaiian Electric Annual Report on Form 10-K for the year ended December 31, 2020 and are summarized again below to provide context for the results and payouts for the 2020-22 period.
2020-22 target long-term incentive opportunity. In February 2020, the HEI Compensation & Human Capital Management Committee established, and the Hawaiian Electric Board ratified, the following 2020-22 target incentive opportunities as a percentage of named executive officer base salary.

Name	2020-22 Target Opportunity* (as % of Base Salary)
Shelee M. T. Kimura	45%
Tayne S. Y. Sekimura	50%
Jimmy D. Alberts	45%
Jason E. Benn	20%
Colton K. Ching	45%
*The threshold and maximum opportunities were 0.5 times the target opportunity and 2 times the target opportunity, respectively.
2020-22 performance metrics, goals and results. The HEI Compensation & Human Capital Management Committee established, and the Hawaiian Electric Board approved, the 2020-22 performance metrics and goals below in February 2020. The performance metrics were selected for their correlation with sustained growth and value and alignment with Hawaiian Electric’s multi-year strategic plans. The table below identifies the 2020-22 LTIP metrics, the objective each measure serves, the level of achievement required to attain the threshold, target and maximum levels for each metric and the results for 2020-22.
The results shown below may exclude the impact of unusual events that affected Hawaiian Electric during the 2020-22 period that, pursuant to the terms of the plans, the HEI Compensation & Human Capital Management Committee determined it appropriate to exclude. Any such adjustments are described below under “Non-GAAP Net Income Metrics - 2020-22 LTIP.”

2020-22 Long-Term Incentive		Goals
Performance Metrics & Why We Use Them	Weighting	Threshold	Target	Maximum	Result
Hawaiian Electric 3-year Average Annual Net Income Growth[1] promotes shareholder value by focusing on net income growth based on the years included in the plan.	30%	4.5%	5.5%	7.0%	6.4%
3-year ROACE as a % of Allowed Return[2] measures Hawaiian Electric’s performance in attaining the level of ROACE it is permitted to earn by its regulator. The focus on ROACE encourages improved return compared to the cost of capital.	30%	83%	85%	88%	85%
Renewable Portfolio Standards[3] (RPS) measures Hawaiian Electric’s progress towards meeting the State of Hawaii’s RPS targets for increased production of energy from renewable energy sources.	20%	32.0%	40.0%	50.0%	39.1%
HEI Relative TSR[4] compares the value created for HEI shareholders to that created by other investor-owned electric companies (EEI Index).	20%	30th percentile	50th percentile	70th percentile	29th percentile
1    Hawaiian Electric 3-year Average Annual Net Income Growth is calculated by taking the sum of each full calendar year's (2020, 2021 and 2022, respectively) net income percentage growth over the net income of the prior year and dividing that sum by three.
2    3-year ROACE as a percentage of Allowed Return is Hawaiian Electric’s consolidated average ROACE for the performance period compared to the weighted average of the allowed ROACE for Hawaiian Electric, Maui Electric and Hawaii Electric Light as determined by the PUC for the same period.
3    Renewable Portfolio Standards measures Hawaiian Electric’s percentage of electric energy sales that is represented by renewable electrical energy created to diversify its energy resource mix. The State of Hawaii’s RPS targets are 30% by 2020, 40% by 2030, 70% by 2040 and 100% by 2045.

4    HEI Relative TSR compares HEI’s TSR to that of the companies in the Edison Electric Institute (EEI) Index. For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock as measured at the beginning of the performance period to the end, calculated using the share price on the last trading day of December at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the share price on the last trading day of December immediately prior to the beginning of the performance period.
Based on the level of performance achieved above, in early 2023 the HEI Compensation & Human Capital Management Committee approved and the Hawaiian Electric Board ratified the 2020-22 long-term incentive payouts shown below. Dividend equivalent shares accrued during the period on the number of shares earned and were paid along with the shares, as shown below. The payouts are also shown below in the 2022 Option Exercises and Stock Vested table.

Name	Payout (Shares)	Dividend Equivalent (DE) Shares	Total (Payout plus DE Shares)
Shelee M. T. Kimura	2,507	266	2,773
Tayne S. Y. Sekimura	3,854	409	4,263
Jimmy D. Alberts	2,664	282	2,946
Jason E. Benn	1,096	116	1,212
Colton K. Ching	2,560	271	2,831
Non-GAAP Net Income Metrics - 2020-22 LTIP. The HEI Compensation & Human Capital Management Committee makes adjustments to performance results with caution and only in circumstances that are unforeseen and/or unique or extraordinary. The Committee recognizes that Hawaiian Electric is heavily regulated and external forces can impact incentive plans significantly. The Committee is mindful of only considering adjustments that are warranted and will also serve the long-term interests of the Company’s stakeholders. The HEI Compensation & Human Capital Management Committee did not make any adjustments to performance results during the 2020-22 LTIP performance period.
2021-23 long-term incentive plan. Hawaiian Electric’s 2021-23 long-term incentive plan is described on pages 17-18 of Exhibit 99.1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
Restricted Stock Units (RSUs)
Hawaiian Electric named executive officers are eligible to receive annual equity-based grants in the form of RSUs that vest over a period of years. Beginning with grants made in 2021, RSUs vest over a three-year period, with RSUs granted prior to 2021 vesting over a four-year period. RSUs offer executives the opportunity to receive shares of HEI Common Stock when the restrictions lapse, generally subject to continued employment with the Company through vesting. The value of the annual RSU grant is a percentage of the executive’s base salary as shown in the table above. These awards are designed to focus executives on creating long-term value for shareholders and other stakeholders. Since they take three or four years, as applicable, to fully vest, the RSUs also are designed to promote retention. The RSUs vest and convert to shares of HEI Common Stock in three or four (as applicable) equal annual installments beginning one year from the date of grant (plus compounded dividend equivalent shares on the installment that vested in such year). The 2022 RSU grants are set forth below in the 2022 Grants of Plan-Based Awards table.
Benefits
Retirement. Hawaiian Electric provides retirement benefits to named executive officers to promote financial security in recognition of years of service and to attract and retain high-quality leaders.
Hawaiian Electric employees, including named executive officers, are eligible to participate in the HEI Retirement Plan, which is a tax-qualified defined benefit pension plan, and to save for retirement on a tax-deferred (or Roth) basis through HEI’s Retirement Savings Plan, a tax-qualified defined contribution 401(k) plan, which does not provide non-elective employer contributions for any participants and does not provide matching contributions for participants who joined the Company before May 1, 2011. In 2011, HEI amended the HEI Retirement Plan and HEI Retirement Savings Plan to create a new benefit structure for employees hired on or after May 1, 2011. Employees covered by the new benefit structure receive a reduced pension benefit under the HEI Retirement Plan, but are eligible for limited matching contributions under the HEI Retirement Savings Plan. These changes were intended to lower the cost of pension benefits over the long term. Mr. Alberts joined the Company after May 1, 2011 and is eligible to receive matching contributions under the amended HEI Retirement Savings Plan. The other named executive officers are not eligible for and did not receive matching contributions under that plan, since they joined the Company prior to May 1, 2011. The HEI Retirement Plan was further amended in January 2022, with amendments affecting employees hired after January 1, 2022. None of the named executive officers was impacted by the 2022 amendments.
Additional retirement benefits that cannot be paid from the HEI Retirement Plan due to Internal Revenue Code limits are provided to Hawaiian Electric named executive officers and other executives through the nonqualified HEI Excess Pay Plan.

Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans and on the amount of annual benefits that can be paid from qualified retirement plans. This allows those participating in the HEI Excess Pay Plan a total retirement benefit at the same general percentage of final average pay afforded to other employees under the HEI Retirement Plan. In 2022, all Hawaiian Electric named executive officers participated in the HEI Excess Pay Plan. Retirement benefits are discussed in further detail below in the 2022 Pension Benefits table and related notes.
Deferred compensation plans. Hawaiian Electric provides named executive officers and other executives the opportunity to participate in plans that allow them to defer compensation and the resulting tax liability. Hawaiian Electric named executive officers and directors may participate in the HEI Deferred Compensation Plan, a nonqualified deferred compensation plan implemented in 2011 and amended and restated effective January 1, 2019, that allows the deferral of portions of the participants’ cash compensation, with certain limitations, and provides investment opportunities that are substantially similar to those available under the HEI Retirement Savings Plan. In 2022, there were no matching or other employer contributions under the HEI Deferred Compensation Plan for employees of Hawaiian Electric. Hawaiian Electric named executive officers are also eligible to defer payment of annual and long-term incentive awards and the resulting tax liability under a prior HEI nonqualified deferred compensation plan, although no named executive officer deferred compensation under that plan in 2022. Deferred compensation benefits are discussed in further detail below in the 2022 Nonqualified Deferred Compensation table and related notes.
Executive Death Benefit Plan (frozen since 2009). In September 2009, HEI froze the Executive Death Benefit Plan of HEI and Participating Subsidiaries, which provides death benefits to an executive’s beneficiaries following the executive’s death while employed or after retirement. As part of the freeze, HEI closed the plan to new participants and ceased all benefit accruals for current participants (i.e., there will be no increase in death benefits due to salary increases after September 9, 2009). Under contracts with Executive Death Benefit Plan participants in effect before September 2009, the death benefits were grossed up for tax purposes. This treatment was considered appropriate because the executive death benefit is a form of life insurance, and historically life insurance proceeds have been excluded from income for federal tax purposes. Ms. Sekimura and Mr. Ching are covered under the Executive Death Benefit Plan. Ms. Kimura and Messrs. Alberts and Benn are not covered under the plan because they joined the Company or were not executive officers until after the plan was frozen. Death benefits are discussed in further detail below in the 2022 Pension Benefits table and related notes.
Double-trigger change-in-control agreements. The HEI Compensation & Human Capital Management Committee and Hawaiian Electric Board consider change‑in‑control agreements to be an appropriate tool to recruit executives as an expected part of their compensation package to encourage the continued attention of key executives to the performance of their duties without distraction in the event of a potential change in control and to assist in retaining key executives. Change‑in‑control agreements can protect against executive flight during a transaction when key executives might, in the absence of the agreement, leave the Company and accept employment elsewhere. As of December 31, 2022, only Ms. Kimura had a change‑in‑control agreement.
Change‑in‑control agreements are double trigger, which means that they provide for cash severance and other benefits only upon a qualifying termination of the executives’ employment following a change in control. In determining the amount an executive is eligible to receive in such an event, the HEI Compensation & Human Capital Management Committee takes into account the executive’s expected role in a potential transaction, value to the organization and internal equity. The agreement approved by the HEI Compensation & Human Capital Management Committee for Ms. Kimura provides for a cash lump sum payment of two times her base salary plus annual incentive. The annual incentive pay used in calculating the severance payment is the greater of the current annual incentive target or the largest actual annual incentive payout during the preceding three fiscal years. Aggregate payments under change-in-control agreements are limited to the maximum amount deductible under Section 280G of the Internal Revenue Code and there are no tax gross ups with respect to payments under these agreements. Payment of the severance benefits is conditioned on the Company receiving a release of claims by the applicable executive.
Change‑in‑control agreements have initial terms of two years and automatically renew for an additional year on each anniversary unless 90 days’ notice of nonrenewal is provided by either party, so that the protected period is at least one year upon nonrenewal. The agreements remain in effect for two years following a change in control. The agreements define a change in control generally as a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of the Board following consummation of a merger, tender offer or similar transaction. Change‑in‑control benefits are discussed in further detail in the Potential Payments Upon Termination or Change in Control section and related notes.
Minimal perquisites. Hawaiian Electric provides minimal other compensation to the named executive officers in the form of perquisites because such items are commonly provided to business executives in Hawaii, such as club memberships primarily for the purpose of business entertainment, or are necessary to recruit executives, such as relocation expenses or extra weeks of vacation. Hawaiian Electric may, from time to time, reimburse for reasonable business-related expenses. In 2022, the

Company paid club membership dues for all named executive officers for the primary purpose of business entertainment expected of executives in their positions. In 2022, Mr. Alberts received one more week of vacation annually than other employees with similar length of service typically receive. For further description of perquisites, see footnote 5 to the 2022 Summary Compensation Table below.
Elimination of most tax gross-ups. Hawaiian Electric has eliminated nearly all tax gross-ups. There are no tax gross-ups on club membership initiation fees or membership dues, or in the change-in-control agreements for the named executive officer who has such an agreement. As discussed under “Executive Death Benefit Plan” above, tax gross ups of death benefits only apply to executives who participated in the Executive Death Benefit Plan before it was frozen in 2009.
Additional policies and information
Prohibition on hedging and pledging
HEI’s Insider Trading Policy, among other prohibitions, prohibits all directors, officers and employees of HEI and its subsidiaries (as well as the spouses, minor children, adult family members sharing the same household and any other person for whom the director, officer or employee exercises substantial control over such person’s securities trading decisions) from holding such securities in margin accounts or pledging such securities or engaging directly or indirectly in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of HEI’s securities. Hedging transactions include (but are not limited to) collars, equity swaps, exchange funds and prepaid variable forward sale contracts.
Executive Compensation Clawback Policy
HEI has an executive compensation clawback policy that applies to any performance-based compensation awarded to an executive officer, including Hawaiian Electric executive officers. Under that policy, in the event the financial statements of HEI or Hawaiian Electric are significantly restated, the Hawaiian Electric and HEI Boards and the HEI Compensation & Human Capital Management Committee will review the circumstances that caused the need for the restatement and determine whether fraud, gross negligence or intentional misconduct were involved. If so, the Hawaiian Electric and HEI Boards may direct the Company to recover all or a portion of any performance-based award from the executive officer(s) found personally responsible. On October 26, 2022, the SEC adopted final rules implementing the clawback provisions of the Dodd-Frank Act that direct the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. HEI will amend its clawback policy to ensure it complies with the final rules adopted by the NYSE, as and when required.
Tax and accounting impacts on compensation design
In designing compensation programs, the HEI Compensation & Human Capital Management Committee considers the tax and accounting implications of its decisions, along with other factors described in this Compensation Discussion and Analysis.
Tax matters. Section 162(m) of the Internal Revenue Code generally limits to $1 million, per applicable executive, the annual federal income tax deduction that a publicly-held corporation may claim for total taxable compensation payable to certain covered executive officers, including both current and former executives.
In determining compensation for our executive officers, the HEI Compensation & Human Capital Management Committee primarily considers factors that provide incentives for the achievement of business objectives, but also considers the extent to which the compensation is deductible. The HEI Compensation & Human Capital Management Committee recognizes the impact of Section 162(m) and its significance to the Company’s compensation programs but retains the flexibility and discretion to structure compensation appropriately, whether or not deductible.
Another tax consideration factored into the design of the Company’s compensation programs is compliance with the requirements of Section 409A of the Internal Revenue Code, for which noncompliance can result in additional taxes on participants in deferred compensation arrangements.
Accounting matters. In establishing performance goals for equity compensation, the HEI Compensation & Human Capital Management Committee may consider the impact of accounting rules. Accounting rules prescribe the way in which compensation is expensed. For example, under GAAP, compensation is generally expensed when earned. Financial Accounting Standards Board Accounting Standards Codification Topic 718 generally requires that equity compensation awards be accounted for based on their grant date fair value, which is recognized over the relevant service periods. The Hawaiian Electric Board and HEI Compensation & Human Capital Management Committee also have discretion in determining the level of achievement for the award and may determine that there should not be any incentive payout that would result solely from the adoption of a new accounting principle that affects a financial measure.

Hawaiian Electric Board and HEI Compensation & Human Capital Management Committee Report
Hawaiian Electric does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee with the assistance of the HEI Compensation & Human Capital Management Committee. Accordingly, the Hawaiian Electric Board and the HEI Compensation & Human Capital Management Committee have reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the HEI Compensation & Human Capital Management Committee recommended to the Hawaiian Electric Board, and taking into account such recommendation the Hawaiian Electric Board approved, inclusion of the Compensation Discussion and Analysis in this Exhibit 99.1 and its incorporation by reference in the Hawaiian Electric 2022 Annual Report on Form 10-K with which this Exhibit 99.1 is filed.

Hawaiian Electric Board of Directors
Timothy E. Johns, Chair
James A. Ajello
Kevin M. Burke
Shelee M. T. Kimura
Mary E. Kipp
Alana K. Pakkala
Kelvin H. Taketa
Toby B. Taniguchi

Compensation & Human Capital Management Committee of the HEI Board of Directors

Richard J. Dahl, Chair
Thomas B. Fargo
Peggy Y. Fowler
Micah A. Kāne

Compensation & Human Capital Management Committee Interlocks and Insider Participation
The Hawaiian Electric Board does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee and oversees the design and implementation of Hawaiian Electric executive compensation programs. In addition, as part of its responsibility to oversee compensation programs at HEI and its subsidiaries, the HEI Compensation & Human Capital Management Committee assists the Hawaiian Electric Board by approving performance- and equity-based compensation for ratification by the Hawaiian Electric Board and making recommendations to the Hawaiian Electric Board regarding other executive compensation matters.
During the last fiscal year, the Company’s CEO, who also was a Hawaiian Electric director in 2022, was responsible for evaluating the performance of the other Hawaiian Electric named executive officers and other Hawaiian Electric senior officers, and for proposing compensation for those officers to the HEI Compensation & Human Capital Management Committee for recommendation to the Hawaiian Electric Board. The CEO did not participate in the deliberations of the HEI Compensation & Human Capital Management Committee to recommend, or of the Hawaiian Electric Board to determine, the CEO’s own compensation, but did participate in deliberations of the Hawaiian Electric Board to determine the compensation of the other Hawaiian Electric named executive officers.

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The table below shows total compensation: (i) for 2020-2022 for Ms. Sekimura and Messrs. Alberts and Ching, (ii) for 2021 and 2022 for Ms. Kimura (who was not a named executive officer in 2020) and (iii) for 2022 for Mr. Benn (who was not a named executive officer in 2020 and 2021).
2022 SUMMARY COMPENSATION TABLE

Name and 2022 Principal Positions	Year	Salary ($) (1)	Stock Awards ($) (2)	Nonequity Incentive Plan Compen- sation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compen- sation ($) (5)	Total Without Change in Pension Value ($) (6)	Total ($)
Shelee M. T. Kimura	2022	450,000	814,267	249,909	—	—	1,514,176	1,514,176
President and Chief Executive Officer	2021	292,000	287,818	215,919	148,665	—	795,737	944,402

Tayne S. Y. Sekimura	2022	397,500	351,002	161,923	—	—	910,425	910,425
Senior Vice President, Chief Financial Officer and Treasurer	2021	385,000	403,546	313,333	317,692	—	1,101,879	1,419,571
	2020	383,133	326,050	240,031	857,936	—	949,214	1,807,150
Jimmy D. Alberts	2022	350,000	290,387	129,571	—	22,973	792,931	792,931
Senior Vice President and Chief Operations Officer	2021	307,600	303,169	227,455	82,048	20,544	858,768	940,816
	2020	294,167	235,620	165,911	120,364	16,403	712,101	832,465
Jason E. Benn	2022	307,500	255,137	113,837	—	—	676,474	676,474
Senior Vice President and Chief Information Officer

Colton K. Ching	2022	315,000	261,356	116,613	—	—	692,969	692,969
Senior Vice President, Planning & Technology	2021	290,683	286,498	214,945	198,299	—	792,126	990,425
	2020	282,717	226,416	159,452	584,621	—	668,585	1,253,206
1.Salary. This column represents cash base salary received for the year.
2.Stock Awards. These amounts represent the aggregate grant date fair value of stock awards granted in the years shown computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). For 2020, 2021 and 2022, these amounts are composed of: (i) the opportunity (based on probable outcome of performance conditions (in this case, target) as of the grant date) to earn shares of HEI Common Stock in the future pursuant to the 2020-22, 2021-23 and 2022-24 LTIPs, respectively, if pre-established performance goals are achieved and (ii) RSUs vesting in installments over a three-year period (for grants made in 2021 and 2022) or four-year period (for grants made in 2020). See the 2022 Grants of Plan-Based Awards table below for the portion of the amount in the Stock Awards column above that is composed of 2022 grants of RSUs and performance-based award opportunities under the 2022-24 LTIP. Assuming achievement of the highest level of performance conditions, the maximum value of the performance awards payable in 2025 under the 2022-24 LTIP would be: Ms. Kimura $863,456; Ms. Sekimura $423,737; Mr. Alberts $335,801; Mr. Benn $295,045; and Mr. Ching $302,211. For a discussion of the assumptions underlying the amounts set out for the RSUs and 2022-24 LTIP, see Note 11 to the Consolidated Financial Statements in the Annual Report on Form 10-K to which this Exhibit 99.1 is attached.
3.Nonequity Incentive Plan Compensation. These amounts represent cash payouts to named executive officers under the annual incentive plan, the Executive Incentive Compensation Plan (EICP), earned for the years shown.
4.Change in Pension Value and Nonqualified Deferred Compensation Earnings. These amounts represent the change in present value of the accrued pension and executive death benefits from beginning of year to end of year for 2020, 2021 and 2022. These amounts are not current payments; pension and executive death benefits are only paid after retirement or death, as applicable. The amounts in this column depend heavily on changes in actuarial assumptions, such as discount rates, and also are impacted by years of service and age. For 2022 the decrease in value was primarily due to an increase in discount rates, which results in a decrease in the present value of the accrued benefit. In accordance with SEC rules, the negative change in value in 2022 for all named executive officers is shown as no change in the table above. For a further discussion of the applicable plans, see the 2022 Pension Benefits table and related notes below. No Hawaiian Electric named executive officer had above-market or preferential earnings on nonqualified deferred compensation for the periods covered in the table above.

5.All Other Compensation. The following table summarizes the components of “All Other Compensation” with respect to 2022:

Name	Contributions to Defined Contribution Plans ($)[a]	Other ($)[b]	Total All Other Compensation ($)
Shelee M. T. Kimura*	—	—	—
Tayne S. Y. Sekimura*	—	—	—
Jimmy D. Alberts	9,150	13,823	22,973
Jason E. Benn*	—	—	—
Colton K. Ching*	—	—	—
a    Mr. Alberts received matching contributions to his account in the HEI 401(k) Plan up to the amount permitted based on eligible compensation ($305,000 in 2022).
b    Mr. Alberts received club membership dues. Mr. Alberts also had one more week of vacation than employees with similar length of service would usually receive.
*    The total value of perquisites and other personal benefits for each of Ms. Kimura, Ms. Sekimura, Mr. Benn and Mr. Ching was less than $10,000 for 2022 and is therefore not included in the table above.
6.Total Without Change in Pension Value. Total Without Change in Pension Value represents total compensation as determined under SEC rules, minus the change in pension value and executive death benefits amount reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. We include this column because the magnitude of the change in pension value and death benefits in a given year is largely determined by actuarial assumptions, such as discount rates and mortality assumptions set by the Society of Actuaries, and does not reflect decisions made by the HEI Compensation & Human Capital Management Committee or Hawaiian Electric Board for that year or the actual benefit necessarily to be received by the recipient. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column and are not a substitute for the Total column.
Additional narrative disclosure about salary, stock awards, nonequity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation can be found in the Compensation Discussion and Analysis above.

Grants of Plan-Based Awards
The table below shows cash performance award opportunities under the 2022 EICP, equity-based performance award opportunities granted under the LTIP for performance over the 2022-24 period and payable in 2025 and RSUs granted in 2022 and vesting in installments over three years.
2022 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Nonequity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock Awards ($) (4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Shelee M. T. Kimura	2/11/22 EICP	168,750	337,500	675,000	—	—	—	—	—
	2/11/22 LTIP	—	—	—	4,904	9,809	19,617	—	431,756
	2/11/22 RSU	—	—	—	—	—	—	9,264	382,511
Tayne S. Y. Sekimura	2/11/22 EICP	109,313	218,625	437,250	—	—	—	—	—
	2/11/22 LTIP	—	—	—	2,407	4,814	9,627	—	211,896
	2/11/22 RSU	—	—	—	—	—	—	3,369	139,106
Jimmy D. Alberts	2/11/22 EICP	87,500	175,000	350,000	—	—	—	—	—
	2/11/22 LTIP	—	—	—	1,907	3,814	7,629	—	167,880
	2/11/22 RSU	—	—	—	—	—	—	2,967	122,507
Jason E. Benn	2/11/22 EICP	76,875	153,750	307,500	—	—	—	—	—
	2/11/22 LTIP	—	—	—	1,676	3,351	6,703	—	147,494
	2/11/22 RSU	—	—	—	—	—	—	2,607	107,643
Colton K. Ching	2/11/22 EICP	78,750	157,500	315,000	—	—	—	—	—
	2/11/22 LTIP	—	—	—	1,717	3,433	6,866	—	151,112
	2/11/22 RSU	—	—	—	—	—	—	2,670	110,244
EICP    Executive Incentive Compensation Plan (annual incentive)
LTIP    Long-Term Incentive Plan (2022-24 period)
RSU    Restricted Stock Units
1.Estimated Future Payouts Under Nonequity Incentive Plan Awards. Shows possible cash payouts under the 2022 EICP based on meeting performance goals set in February 2022 at threshold, target and maximum levels. Actual payouts for the 2022 EICP are reported in the 2022 Summary Compensation Table above.
2.Estimated Future Payouts Under Equity Incentive Plan Awards. Represents the number of shares of HEI Common Stock that may be issued under the 2022-24 LTIP based upon the achievement of performance goals set in February 2022 at threshold, target and maximum levels and vesting at the end of the three-year performance period. LTIP awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata participation based upon completed months of service after a minimum number of months of service in the performance period. Dividend equivalent shares, not included in the table, are compounded over the period at the actual dividend rate and are paid at the end of the performance period based on actual shares earned.
3.All Other Stock Awards: Number of Shares of Stock or Units. Represents the number of RSUs awarded in 2022 that will vest and be issued as unrestricted HEI Common Stock in three equal annual installments on the grant date anniversaries. Unvested awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata vesting up to the date of termination. Receipt of RSU awards is generally subject to continued employment and expiration of the applicable vesting period. Dividend equivalent shares, not included in the table, are compounded over the period at the actual dividend rate and are paid in HEI Common Stock on RSUs vesting in a given year.
4.Grant Date Fair Value of Stock Awards. Grant date fair value for shares under the 2022-24 LTIP is estimated in accordance with the fair-value based measurement of accounting as described in FASB ASC Topic 718 based upon the probable (in this case, target) outcome of the performance conditions as of the grant date. For a discussion of the assumptions and methodologies used to calculate the amounts reported, see the discussion of performance awards contained in Note 11 (Share-based compensation) to the Consolidated Financial Statements in the 2022 Annual Report on Form 10-K. Grant date fair value for RSUs is based on the closing price of HEI Common Stock on the NYSE on the date of the grant of the award.

Outstanding Equity Awards at 2022 Fiscal Year-End
OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

		Stock Awards
				Equity Incentive Plan Awards
		Shares or Units of Stock That Have Not Vested (1)		Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Name	Grant Year	Number (#)	Market Value ($) (2)
Shelee M. T. Kimura	2019	622	26,031	—	—
	2020	1,006	42,101	—	—
	2021	2,005	83,909	5,242	219,378
	2022	9,264	387,698	9,809	410,507
	Total	12,897	539,739	15,051	629,885
Tayne S. Y. Sekimura	2019	864	36,158	—	—
	2020	1,393	58,297	—	—
	2021	2,644	110,651	7,591	317,683
	2022	3,369	140,993	4,814	201,466
	Total	8,270	346,099	12,405	519,149
Jimmy D. Alberts	2019	663	27,747	—	—
	2020	1,069	44,738	—	—
	2021	2,112	88,387	5,522	231,096
	2022	2,967	124,169	3,814	159,616
	Total	6,811	285,041	9,336	390,712
Jason E. Benn	2019	169	7,073	—	—
	2020	283	11,844	—	—
	2021	1,685	70,517	3,510	146,894
	2022	2,607	109,103	3,351	140,239
	Total	4,744	198,537	6,861	287,133
Colton K. Ching	2019	637	26,658	—	—
	2020	1,027	42,980	—	—
	2021	1,996	83,533	5,218	218,373
	2022	2,670	111,740	3,433	143,671
	Total	6,330	264,911	8,651	362,044
1.Shares or Units of Stock That Have Not Vested. The remaining installment of the 2019 RSUs vested on February 14, 2023. Of the remaining installments of the 2020 RSUs, one installment vested on February 11, 2023 and the remainder will vest on February 11, 2024. Of the remaining installments of the 2021 RSUs, one installment vested on February 9, 2023 and the remainder will vest on February 9, 2024. For the 2022 RSUs, one installment vested on February 11, 2023 and the remainder will vest in equal annual installments on February 11, 2024 and 2025.
2.Market Value. Market value is based upon the closing per‑share trading price of HEI Common Stock on the NYSE of $41.85 as of December 30, 2022.
3.Number of Unearned Shares, Units or Other Rights That Have Not Vested. Represents the number of shares of HEI Common Stock that would be issued under the 2021-23 and 2022-24 LTIPs if performance goals are met at the target level at the end of the respective three-year performance periods.

2022 Option Exercises and Stock Vested
2022 OPTION EXERCISES AND STOCK VESTED

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Shelee M. T. Kimura	2,690	(1)	109,294
	2,773	(2)	116,050	(3)
Tayne S. Y. Sekimura	4,119	(1)	167,355
	4,263	(2)	178,407	(3)
Jimmy D. Alberts	3,208	(1)	130,341
	2,946	(2)	123,290	(3)
Jason E. Benn	1,000	(1)	40,631
	1,212	(2)	50,722	(3)
Colton K. Ching	2,732	(1)	111,001
	2,831	(2)	118,477	(3)
1.Represents the number of shares acquired (and dividend equivalents paid in stock based on number of shares vested) upon the 2022 vesting of installments of RSUs granted on January 31, 2018, February 14, 2019, February 11, 2020, February 9, 2021 and August 16, 2021. Value realized on vesting includes dividend equivalents.

Name	Number of Shares Acquired on Vesting	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Shelee M. T. Kimura	2,503	187	2,690
Tayne S. Y. Sekimura	3,807	312	4,119
Jimmy D. Alberts	2,965	243	3,208
Jason E. Benn	947	53	1,000
Colton K. Ching	2,539	193	2,732
2.Represents the number of shares acquired (and dividend equivalents paid in stock based on earned shares) upon vesting of performance share awards under the 2020-22 LTIP, which were payable in stock at the end of the performance period. Value realized on vesting includes dividend equivalents. The achievement of the applicable performance measures was certified on February 10, 2023.

Name	Number of Shares Acquired on Vesting	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Shelee M. T. Kimura	2,507	266	2,773
Tayne S. Y. Sekimura	3,854	409	4,263
Jimmy D. Alberts	2,664	282	2,946
Jason E. Benn	1,096	116	1,212
Colton K. Ching	2,560	271	2,831
3.Represents vested 2020-22 LTIP shares at 2022 year-end closing price of HEI Common Stock of $41.85 per share on December 30, 2022. Actual settlement of the performance share awards under the 2020-22 LTIP occurred on February 17, 2023 (after the February 10, 2023 certification of the applicable performance results) based on the closing price of HEI Common Stock on the NYSE of $42.30 per share. The actual settlement amounts were: Ms. Kimura $117,298; Ms. Sekimura $180,325; Mr. Alberts $124,616; Mr. Benn $51,268; and Mr. Ching $119,751.

Pension Benefits
The table below shows the present value as of December 31, 2022 of accumulated benefits for each of the Hawaiian Electric named executive officers and the number of years of service credited to each executive under the applicable pension plan and executive death benefit plan, determined using the interest rate, mortality table and other assumptions described below, which are consistent with those used in Note 10 of the Consolidated Financial Statements in the 2022 Annual Report on Form 10-K to which this Exhibit 99.1 is attached.
2022 PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($) (4)	Payments During the Last Fiscal Year ($)
Shelee M. T. Kimura	HEI Retirement Plan (1)	18.3	976,416	—
	HEI Excess Pay Plan (2)	18.3	165,741	—
Tayne S. Y. Sekimura	HEI Retirement Plan (1)	31.6	2,548,453	—
	HEI Excess Pay Plan (2)	31.6	827,287	—
	HEI Executive Death Benefit (3)	—	131,433	—
Jimmy D. Alberts	HEI Retirement Plan (1)	10.3	468,246	—
	HEI Excess Pay Plan (2)	10.3	38,205	—
Jason E. Benn	HEI Retirement Plan (1)	25.3	1,387,678	—
	HEI Excess Pay Plan (2)	25.3	10,768	—
Colton K. Ching	HEI Retirement Plan (1)	31.9	2,210,665	—
	HEI Excess Pay Plan (2)	31.9	29,371	—
	HEI Executive Death Benefit (3)	—	43,680	—
1.The HEI Retirement Plan is the standard retirement plan for HEI and Hawaiian Electric employees. Normal retirement benefits under the HEI Retirement Plan for management employees hired before May 1, 2011, including all of the named executive officers other than Mr. Alberts, are calculated based on a formula of 2.04% × Credited Service (maximum 67%) × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). Credited service is generally the same as the years of service with HEI and other participating companies (Hawaiian Electric, Hawaii Electric Light and Maui Electric). Credited service is also provided for limited unused sick leave and for the period a vested participant is on long-term disability. The normal form of benefit is a joint and 50% survivor annuity for married participants and a single life annuity for unmarried participants. Actuarially equivalent optional forms of benefit are also available. Participants who qualify to receive retirement benefits immediately upon termination of employment may also elect a single sum distribution of up to $100,000 with the remaining benefit payable as an annuity. Single sum distributions are not eligible for early retirement subsidies, and so may not be as valuable as an annuity at early retirement. Retirement benefits are increased by an amount equal to approximately 1.4% of the initial benefit every twelve months following retirement. The plan provides benefits at early retirement (prior to age 65), normal retirement (age 65), deferred retirement (over age 65) and death. Subsidized early retirement benefits are available for participants who meet certain age and service requirements at ages 50-64. The accrued normal retirement benefit is reduced by an applicable percentage, which ranges from 30% for early retirement at age 50 with at least 15 years of service to 1% at age 59. Accrued benefits are not reduced for eligible employees who retire at age 60 and above. The early retirement subsidies are not available to employees who terminate employment with vested benefits but prior to satisfying the age and service requirements for the early retirement subsidies.
HEI and Hawaiian Electric management employees who commenced employment on or after May 1, 2011, such as Mr. Alberts, receive reduced benefits under the HEI Retirement Plan (e.g., reduced benefit formula, more stringent requirements for subsidized early retirement benefits, reduced early retirement subsidies and no post-retirement cost-of-living adjustment). Normal retirement benefits for these employees are calculated based on a formula of 1.5% × Credited Service × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). These employees are eligible for a limited match under the HEI Retirement Savings Plan (50% match on the first 6% of compensation deferred).
As of December 31, 2022, all of the named executive officers were eligible for retirement benefits under the HEI Retirement Plan.
2.As of December 31, 2022, all of the named executive officers were participants in the HEI Excess Pay Plan. Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans ($305,000 in 2022 as indexed for inflation) and on the amount of annual benefits that can be paid from qualified retirement plans (the lesser of $245,000 in 2022 as indexed for inflation, or the participant’s highest average compensation over three consecutive calendar years). Benefits payable under the HEI Excess Pay Plan are reduced by the benefit payable from the HEI Retirement Plan. Early retirement, death benefits and vesting provisions are similar to the HEI Retirement Plan.
3.Ms. Sekimura and Mr. Ching are covered by the Executive Death Benefit Plan of HEI and Participating Subsidiaries. The plan was amended effective September 9, 2009 to close participation to new participants and freeze the benefit for existing participants. Under the amendment, death benefits will be paid based on salaries as of September 9, 2009. The plan provides death benefits equal to two times the executive’s base salary as of September 9, 2009 if the executive dies while actively employed or, if disabled, dies prior to age 65, and one times the executive’s base salary as of September 9, 2009 if the executive dies following retirement. The amounts shown in the table above assume death following retirement. Death benefits are grossed up by the amount necessary to pay income taxes on the grossed up benefit amount as an equivalent to the tax exclusion for death benefits paid from a life insurance policy. Ms. Kimura, Mr. Alberts and Mr. Benn were not employed by Hawaiian Electric or were not eligible at the time the plan was frozen and therefore are not entitled to any benefits under the plan.
4.The present value of accumulated benefits for the Hawaiian Electric named executive officers included in the 2022 Pension Benefits table was determined based on the following:
Methodology -- The present values are calculated as of December 31, 2022 based on the credited service and pay of the Hawaiian Electric named executive officer as of such date (or the date of benefit freeze, if earlier).
Assumptions
a.Discount Rate – The discount rate is the interest rate used to discount future benefit payments in order to reflect the time value of money. The discount rates used in the present value calculations are 5.67% for retirement benefits and 5.66% for executive death benefits as of December 31, 2022.
b.Mortality Table – The PRI-2012 Mortality Table (separate male and female rates) with generational projection using scale MP-2021 from base year 2012 is used to discount future pension benefit payments in order to reflect the probability of survival to any given future date. For the calculation of the executive death benefit present values, the mortality table rates are multiplied by the death benefit to capture the death benefit payments assumed to occur at all future dates. Mortality is applied post-retirement only.
c.Retirement Age – A Hawaiian Electric named executive officer included in the table is assumed to remain in active employment until, and assumed to retire at, the later of (a) the earliest age when unreduced pension benefits would be payable or (b) attained age as of December 31, 2022.
d.Pre-Retirement Decrements – Pre-retirement decrements refer to events that could occur between the measurement date and the retirement age (such as withdrawal, early retirement and death) that would impact the present value of benefits. No pre-retirement decrements are assumed in the calculation of pension benefit table present values. Pre-retirement decrements are assumed for financial statement purposes.
e.Unused Sick Leave – Each Hawaiian Electric named executive officer who participates in the HEI Retirement Plan is assumed to have accumulated 1,160 unused sick leave hours at retirement age.
2022 Nonqualified Deferred Compensation
Although all Hawaiian Electric named executive officers are eligible to participate in the HEI deferred compensation plans, which are described in the Compensation Discussion and Analysis above, only Ms. Sekimura deferred any amount or had an account balance under those plans in 2022.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings/(Losses) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Tayne S. Y. Sekimura	—	—	(36,615)	—	184,273
1.    Represents salary and incentive compensation deferrals under the HEI Deferred Compensation Plan, a contributory nonqualified deferred compensation plan implemented in 2011. The plan allows certain HEI and Hawaiian Electric executives to defer up to 100% of annual base salary in excess of the compensation limit set forth in Internal Revenue Code Section 401(a)(17) ($305,000 in 2022, as indexed for inflation) and up to 80% of any incentive compensation paid in cash. In 2022, there were no matching or other employer contributions under the plan. The deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a designated list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential and therefore are not included in the 2022 Summary Compensation Table above. The distribution of accounts from the plan is triggered by disability, death or separation from service (including retirement) and will be delayed for a 6-month period to the extent necessary to comply with Internal Revenue Code Section 409A. A participant may elect to receive such distributions triggered by separation from service in a lump sum or in substantially equal payments spread over a period not to exceed 15 years. Lump sum benefits are payable in the event of disability or death.
2.    Amounts in this column include contributions reported in the Summary Compensation Table for each year in which each executive listed above was a named executive officer.

Potential Payments Upon Termination or Change in Control
The table below shows the potential payments to each Hawaiian Electric named executive officer in the event of retirement, death or disability, voluntary termination, termination for cause, termination without cause and termination after change in control, assuming termination occurred on December 31, 2022. The amounts listed below are estimates; actual amounts to be paid would depend on the actual date of termination and circumstances existing at that time.
2022 TERMINATION/CHANGE-IN-CONTROL PAYMENT TABLE

Name/ Benefit Plan or Program	Retirement on 12/31/22 ($) (1)	Termination due to death or disability on 12/31/22 ($) (2)	Voluntary termination, termination for and without cause on 12/31/22 ($) (3)	Termination after change in control on 12/31/22 ($) (4)
Shelee M. T. Kimura
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	—	297,805	—	—
Restricted Stock Units (7)	—	212,288	—	—
Change-In-Control Agreement (4)	—	—	—	1,818,886
TOTAL	—	510,093	—	1,818,886
Tayne S. Y. Sekimura
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	295,880	295,880	—	547,919
Restricted Stock Units (7)	166,121	166,121	—	369,786
TOTAL	462,001	462,001	—	917,705
Jimmy D. Alberts
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	219,713	219,713	—	412,084
Restricted Stock Units (7)	134,238	134,238	—	303,999
TOTAL	353,951	353,951	—	716,083
Jason E. Benn
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	146,433	146,433	—	300,977
Restricted Stock Units (7)	82,049	82,049	—	208,497
TOTAL	228,482	228,482	—	509,474
Colton K. Ching
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	205,148	205,148	—	381,997
Restricted Stock Units (7)	125,896	125,896	—	282,781
TOTAL	331,044	331,044	—	664,778
Note: All stock-based award amounts were valued using the 2022 year-end closing price of HEI Common Stock on the NYSE of $41.85 per share on December 30, 2022. Other benefits that are available to all salaried employees on a nondiscriminatory basis and perquisites aggregating less than $10,000 in value have not been listed.
1.Retirement payments & benefits. In addition to the amounts shown in this column, retired executives are entitled to receive their vested retirement plan and deferred compensation benefits under all termination scenarios. See the 2022 Pension Benefits and 2022 Nonqualified Deferred Compensation tables above. Ms. Kimura has not met the requirements for retirement eligibility under the 2010 Equity and Incentive Plan, as amended (EIP), which includes the Long-Term Incentive Plan and Restricted Stock Units. Accordingly, no amounts are shown in this column for Ms. Kimura.
2.Termination due to death or disability payments & benefits. All named executive officers were eligible for death or disability payments & benefits as of December 31, 2022.
3.Voluntary termination payments & benefits. If a Hawaiian Electric named executive officer voluntarily terminates employment, he or she could lose any annual or long-term incentives based upon the HEI Compensation & Human Capital Management Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. Voluntary termination results in the forfeiture of unvested RSUs and participation in incentive plans. Ms. Kimura's entitlement to rights under her change-in-control agreement would also end.

Termination for cause payments & benefits. If the executive is terminated for cause, he or she could lose any annual or long-term incentives based upon the HEI Compensation & Human Capital Management Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. “Cause” generally means a violation of the HEI Corporate Code of Conduct or, for purposes of awards under the EIP, has the meaning set forth in such plan. Termination for cause results in the forfeiture of all unvested RSUs and participation in incentive plans. Ms. Kimura’s entitlement to rights under her change-in-control agreement would also end.
Termination without cause payments & benefits. If the executive is terminated without cause, he or she could lose any annual or long-term incentives based upon the HEI Compensation & Human Capital Management Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. Termination without cause results in the forfeiture of unvested RSUs. As discussed in footnote 4 below, different benefits would be payable to Ms. Kimura if her termination without cause were to follow a change in control under the terms of her change-in-control agreement.
4.Termination after change-in-control payments & benefits. Of the named executive officers, only Ms. Kimura had a change-in-control agreement as of December 31, 2022.
“Change in control” generally means a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of the Board following the consummation of a merger, tender offer or similar transaction. The change-in-control agreement is double trigger, which means that it provides for cash severance and other benefits only upon a qualifying termination of the executive's employment following a change in control. Ms. Kimura has a lump sum severance multiplier of two times, in each case applied to the sum of her base salary and annual incentive compensation (determined to be the greater of the current target or the largest actual annual incentive compensation during the preceding three years).
In addition, under the change-in-control agreement Ms. Kimura would receive continued life, disability, dental, accident and health insurance benefits for the severance period (i.e., the number of years equal to the applicable severance multiplier). Ms. Kimura would receive a lump sum payment equal to the present value of the additional benefit she would have earned under her respective retirement and savings plans during the severance period. Ms. Kimura would also receive the greater of current target or actual projected EICP and cash-based LTIP compensation pro-rated if termination occurs during the first half of the applicable performance period and the full value if termination occurs in the second half of the applicable performance period. For RSUs not granted under the LTIP, in the event of a change in control as defined by the EIP, either (i) the surviving or acquiring entity will assume all outstanding RSUs not granted under LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested. Additional age and service credit is received for the severance period for purposes of determining retiree welfare benefit eligibility. Ms. Kimura would receive outplacement services, capped at 15% of annual base salary. Payment would generally be delayed for six months following termination of employment to the extent required to avoid an additional tax under Section 409A of the Internal Revenue Code. Interest would accrue during any six-month delay period at the prevailing six-month certificate of deposit rate and payments would be set aside during that period in a grantor (rabbi) trust. There are no tax gross ups provided for in the agreement and, as provided in the change-in-control agreement, the total severance amount shown is limited to the maximum amount deductible under Section 280G of the Internal Revenue Code for Ms. Kimura. Payment of the foregoing benefits is subject to a release of claims by Ms. Kimura.
For executives who do not have a change-in-control agreement, the EIP and respective plan agreements provide for accelerated vesting or payments to be made to executives upon a change in control. The effects of a change in control on EICP and LTIP awards and RSUs for executives without a change-in-control agreement are described in notes 5, 6 and 7 below.
5.Executive Incentive Compensation Plan (EICP). Excludes amounts payable under the 2022 EICP because those amounts would have vested without regard to termination because the applicable performance period ended on December 31, 2022. Upon death, disability or retirement, executives continue to participate in the EICP on a pro-rata basis if the executive has met applicable minimum service requirements, with a lump sum payment to be made by Hawaiian Electric if the applicable performance goals are achieved. The plan documents provide that in the event of a change in control as defined by the EIP, the EICP award would be immediately paid out in cash at target level, pro-rated for completed months of service in the performance period. For the remaining unvested portion of the award, the EIP provides that: (i) the surviving entity or acquiring entity will assume all awards outstanding under the EICP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested (with all performance goals deemed achieved at 100% of target levels). Annual incentive compensation payments for NEOs in the event of a change in control are further described in footnote 4 above.
6.Long-Term Incentive Plan (LTIP). Excludes amounts payable under the 2020-22 LTIP because those amounts would have vested without regard to termination because the applicable performance period ended on December 31, 2022. Upon death, disability or retirement, executives continue to participate in each ongoing LTIP cycle on a pro-rata basis if the executive has met applicable minimum service requirements, with a lump sum payment to be made by Hawaiian Electric if performance goals are achieved. The amounts shown are at target for all applicable plan years, pro-rated based upon service through December 31, 2022; actual payouts will depend upon performance achieved at the end of the plan cycle. The plan documents provide that in the event of a change in control as defined by the EIP, the LTIP award would be immediately paid out in cash at target level, pro-rated for completed months of service in the performance period. For the remaining unvested portion of the award, the EIP provides that: (i) the surviving entity or acquiring entity will assume all awards outstanding under the LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested (with all performance goals deemed achieved at 100% of target levels). Long-term incentive compensation payments for NEOs in the event of a change in control are further described in footnote 4 above and quantified as part of the Change-in-Control Agreement payment in the table above.
7.Restricted Stock Units (RSUs) not granted under LTIP. Termination for or without cause results in the forfeiture of unvested RSUs not granted under the LTIP. Termination due to death, disability or retirement results in pro-rata vesting of RSUs not granted under the LTIP. The EIP provides that in the event of a change in control as defined by the EIP, either (i) the surviving or acquiring entity will assume all outstanding RSUs not granted under LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested. The vesting of RSUs in the event of a qualifying termination of employment for NEOs following a change in control is further described in footnote 4 above and quantified as part of the Change-in-Control Agreement payment in the table above.

CEO Pay Ratio
As required by SEC rules, we are disclosing the ratio of Hawaiian Electric’s median employee’s annual total compensation to the annual total compensation of Hawaiian Electric’s CEO.
Pursuant to Item 402(u) of Regulation S‑K, we may use the same median employee we used to calculate our 2020 CEO pay ratio because there have been no changes in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. However, because the median employee identified in 2020 as the median employee was no longer employed by the Company at the end of 2022, in accordance with Item 402(u) of Regulation S-K, we used another employee whose compensation is substantially similar to the original median employee based on the same compensation measures. In accordance with Item 402(u) of Regulation S-K, we identified our median employee by evaluating 2019 Form W-2s for all individuals, excluding our CEO, who were employed by us on October 1, 2020. We included all employees, whether employed on a full-time, part-time, or seasonal basis and assumed no compensation earned in 2019 for employees hired in 2020. We believe that the use of Form W-2 compensation for all employees is an appropriate compensation measure for this purpose because it reasonably reflects annual compensation for our employees.
After identifying the median employee based on W-2 compensation, we calculated annual total compensation for such employee using the same methodology we use for our CEO as set forth in the Summary Compensation Table above. The SEC rules allow for varying methodologies for companies to identify their median employee. Other companies may have different employment and compensation practices and may utilize different methodologies, estimates and assumptions in calculating their own pay ratios. Therefore, the pay ratios reported by other companies may not to be relevant for purposes of comparison to our pay ratio.

CEO to Median Employee Pay Ratio
	President & CEO	Median Employee
Base Salary	$450,000	$104,749
Overtime Pay	—	13,777
Stock Awards	814,267	—
Nonequity Incentive Plan Compensation	249,909	—
Change in Pension Value (1)	—	—
All Other Compensation	—	3,743
TOTAL	$1,514,176	$122,269

CEO Pay to Median Employee Pay Ratio	12:1
(1)     These amounts are attributable to a change in the value of each individual’s defined benefit pension account balance and do not represent earned or paid compensation. Despite the fact that these amounts are not paid, they are required to be taken into account for purposes of calculating total annual compensation for SEC reporting purposes. Pension values fluctuate over time, can rise or fall year-to-year and are dependent on many variables including market conditions, years of service, earnings, and actuarial assumptions such as discount rates.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
Security ownership of certain beneficial owners
Hawaiian Electric Common Stock
HEI owns all of Hawaiian Electric’s outstanding Common Stock, which is Hawaiian Electric’s only class of securities generally entitled to vote on matters requiring shareholder approval.
Hawaiian Electric Preferred Stock
Various series of Hawaiian Electric Preferred Stock have been issued and are outstanding. Shares of Hawaiian Electric Preferred Stock are not considered voting securities, but upon certain defaults in dividend payments holders of Hawaiian Electric Preferred Stock may have the right to elect a majority of the directors of Hawaiian Electric. HEI owns 100,000 shares of Hawaiian Electric Preferred Stock, or approximately 9% of the 1,114,657 shares of Hawaiian Electric Preferred Stock outstanding. No Hawaiian Electric directors, executive officers or named executive officers (as listed in the Compensation Discussion and Analysis above) own Hawaiian Electric Preferred Stock.
HEI Common Stock
The table below shows the number of shares of HEI Common Stock beneficially owned by each person who is a current Hawaiian Electric director, each Hawaiian Electric named executive officer (as listed in the Compensation Discussion and Analysis above) and directors and executive officers as a group as of February 9, 2023.

	Amount and Nature of Beneficial Ownership of HEI Common Stock
Name of Individual or Group	Sole Voting or Investment Power (1)	Shared Voting or Investment Power (2)	Other Beneficial Ownership (3)	Restricted Stock Units (4)	Total (5)
Nonemployee directors
James A. Ajello		51,539			51,539
Kevin M. Burke	8,310				8,310
Timothy E. Johns	49,486				49,486
Mary E. Kipp	535				535
Alana K. Pakkala	4,438				4,438
Kelvin H. Taketa	30,551				30,551
Toby B. Taniguchi	2,913				2,913
Employee director and Named Executive Officer
Shelee M. T. Kimura	11,532	1,295		5,527	18,354
Other Named Executive Officers
Jimmy D. Alberts	34,432			4,126	38,558
Jason E. Benn	3,089			2,620	5,709
Colton K. Ching	12,297		83	3,861	16,241
Tayne S. Y. Sekimura	17,555	54,149		5,081	76,785
All directors and executive officers as a group (13 persons)	178,868	106,983	83	23,017	308,951
(1)Includes the following shares held as of February 9, 2023 in the form of stock units in the HEI Common Stock fund pursuant to the HEI Retirement Savings Plan: approximately 1,304 shares for Ms. Sekimura; and shares 1,998 for all directors and executive officers as a group. The value of a unit is measured by the closing price of HEI Common Stock on the measurement date.
(2)Includes (i) shares registered in name of the individual and spouse and/or (ii) shares registered in trust with the individual and spouse serving as co-trustees.
(3)Shares owned by spouse, children or other relatives sharing the home of the director or officer in which the director or officer disclaims beneficial interest.
(4)Includes the number of shares that the individuals named above had a right to acquire as of or within 60 days after February 9, 2023 pursuant to restricted stock units and related dividend equivalent rights thereon, including shares which retirement eligible individuals have a right to acquire upon retirement. These shares are included for purposes of calculating the percentage ownership of each individual named above and all directors and executive officers as a group as described in footnote (5) below, but are not deemed to be outstanding as to any other person.
(5)As of February 9, 2023, the directors and executive officers of Hawaiian Electric as a group and each individual named above beneficially owned less than one percent of the record number of outstanding shares of HEI Common Stock as of that date and no shares were pledged as security.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Related person transactions
The HEI Board has adopted a related person transaction policy that is specifically incorporated in HEI’s Corporate Code of Conduct, which is available for review at www.hei.com/govdocs (documents referenced as being available on the Company’s website are not incorporated herein). The Corporate Code of Conduct, including the related person transaction policy, also applies to Hawaiian Electric and its subsidiaries. The related person transaction policy is specific to transactions between the Company and related persons such as executive officers and directors, their immediate family members or entities with which they are affiliated in which the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Under the policy, the HEI Board, acting through the HEI Nominating and Corporate Governance Committee, will approve a related person transaction involving a director or an officer if the HEI Board determines in advance that the transaction is not inconsistent with the best interests of HEI and its shareholders and is not in violation of HEI’s Corporate Code of Conduct.
There have been no transactions since January 1, 2022, and there are no currently proposed transactions in which, Hawaiian Electric or any of its subsidiaries was a participant, the amount involved exceeds $120,000, and any related person (as defined in Item 404 of Regulation S-K) had or will have a direct or indirect material interest.
Director independence
Because HEI has Common Stock listed on NYSE and Hawaiian Electric is a wholly-owned subsidiary of HEI, HEI is subject to the corporate governance listing standards in Section 303A of the NYSE Listed Company Manual but Hawaiian Electric is not subject to NYSE listing standards, including Sections 303A.01 and 303A.02 regarding director independence.
Although Hawaiian Electric is not subject to NYSE listing standards 303A.01 and 303A.02, Hawaiian Electric voluntarily endeavors to comply with these standards for director independence. The HEI Nominating and Corporate Governance Committee assists the Hawaiian Electric Board with its independence determinations.
For a director to be considered independent under NYSE listing standards 303A.01 and 303A.02, the Hawaiian Electric Board must determine that the director does not have any direct or indirect material relationship with Hawaiian Electric or its parent or subsidiaries apart from his or her service as a director. The NYSE listing standards also specify circumstances under which a director may not be considered independent, such as when the director has been an employee of the Company within the last three fiscal years, if the director has had certain relationships with the Company’s external or internal auditor within the last three fiscal years or when the Company has made or received payments for goods or services to or from entities with which the director or an immediate family member of the director has specified affiliations and the aggregate amount of such payments in any year within the last three fiscal years exceeds the greater of $1 million or 2% of such entity’s consolidated gross revenues for the last fiscal year.
The HEI Nominating and Corporate Governance Committee and the Hawaiian Electric Board considered the information below, which was provided by Hawaiian Electric directors and/or by HEI and its subsidiaries, concerning relationships between (i) Hawaiian Electric or its affiliates and (ii) the director, the director’s immediate family members or entities with which such directors or immediate family members have certain affiliations. Based on its consideration of the relationships described below and the recommendations of the HEI Nominating and Corporate Governance Committee, the Hawaiian Electric Board determined that all of the nonemployee directors of Hawaiian Electric (Messrs. Ajello, Burke, Johns, Taketa and Taniguchi and Mss. Kipp and Pakkala) are independent. The remaining director of Hawaiian Electric, Ms. Kimura, is an employee director and hence is not independent.
With respect to Ms. Pakkala, the Hawaiian Electric Board determined that ordinary course of business and market term loans between ASB and certain entities in which Ms. Pakkala or her family members have an ownership interest, did not impair Ms. Pakkala’s independence as a Hawaiian Electric director.
With respect to Mr. Taniguchi, the Hawaiian Electric Board considered amounts paid during the last three fiscal years to purchase electricity from Hawaii Electric Light Company, a subsidiary of Hawaiian Electric (the sole public utility providing electricity to the island of Hawaii) by the entity which the director was employed or a family member of the director was an executive officer. None of the amounts paid by this entity for electricity (excluding pass-through charges for fuel, purchased power and Hawaii state revenue taxes) within the last three fiscal years exceeded the NYSE threshold that would automatically result in a director not being independent. The Hawaiian Electric Board also considered that Hawaiian Electric is the sole source of electric power on the island of Hawaii and that the rates Hawaii Electric Light charges for electricity are fixed by state regulatory authority. Since purchasers of electricity from Hawaiian Electric Light have no choice as to supplier and no ability to negotiate rates or other terms, the Hawaiian Electric Board determined that these relationships do not impair the independence of Mr. Taniguchi.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Principal accountant fees
The following table sets forth the fees paid or payable to Deloitte & Touche LLP (Deloitte), Hawaiian Electric’s independent registered public accounting firm for 2022 and 2021:

	2022	2021
Audit fees (primarily consisted of fees associated with the audit of the consolidated financial statements and quarterly reviews)	$1,590,000	$1,502,000
Audit-related fees (primarily consisted of agreed upon procedures)	75,000	75,000
Tax fees (consisted of tax return review)	—	40,800
All other fees	—	—
	$1,665,000	$1,617,800
Pre-approval policies
Pursuant to its charter, the Hawaiian Electric Audit & Risk Committee provides input to the HEI Audit & Risk Committee regarding pre-approval of all audit and permitted non-audit services of the independent registered public accounting firm engaged to audit the Consolidated Financial Statements with respect to Hawaiian Electric. The Hawaiian Electric Audit & Risk Committee may delegate this responsibility to one or more of its members, provided that such member or members report to the full committee at its next regularly scheduled meeting any such input provided to the HEI Audit & Risk Committee. The Hawaiian Electric Audit & Risk Committee has delegated such responsibility to its chairperson. With such input, the HEI Audit & Risk Committee pre-approved all of the audit, audit-related and tax fees reflected in the table above.

Appendix A

2022 Edison Electric Institute (EEI) Index Peers for HEI Long-Term Incentive Plan
Relative Total Shareholder Return Metric
The EEI is an association of U.S. shareholder-owned electric companies that are representative of comparable investment alternatives to HEI. The EEI’s members serve virtually all of the ultimate customers in the shareholder-owned segment of the industry.

ALLETE, Inc.	IDACORP, Inc.
Alliant Energy Corp.	MDU Resources Group Inc.
Ameren Corp.	MGE Energy, Inc.
American Electric Power Co., Inc.	NextEra Energy, Inc.
AVANGRID, Inc.	NiSource Inc.
Avista Corp.	NorthWestern Corp.
Black Hills Corp.	OGE Energy Corp.
Centerpoint Energy, Inc.	Otter Tail Corp.
CMS Energy Corp.	PG&E Corp.
Consolidated Edison, Inc.	Pinnacle West Capital Corp.
Dominion Energy, Inc.	PNM Resources Inc.
DTE Energy Co.	Portland General Electric Co.
Duke Energy Corp.	PPL Corp.
Edison International	Public Service Enterprise Group Inc.
Entergy Corp.	Sempra Energy
Evergy, Inc.	Southern Co.
Eversource Energy	Unitil Corp.
Exelon Corp.	WEC Energy Group, Inc.
FirstEnergy Corp.	Xcel Energy Inc.